EXHIBIT 99.1

RADA ELECTRONIC INDUSTRIES LTD.

7 Giborei Israel Street

Netanya 4250407, Israel
__________________________

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

RADA Electronic Industries Ltd. Shareholders:

We cordially invite you to an Extraordinary General Meeting of Shareholders to be held at 10:00 a.m. (Israel time) on Sunday May 8, 2016 at our offices at 7 Giborei Israel Street, Netanya, Israel, for the following purposes:

1.
Approval of certain proposed transactions with DBSI Investments Ltd., an Israeli private investment firm, or the Investor, which will result in the Investor becoming a holder of more than 45% of our outstanding shares (the "Investment Transaction"), and the issuance of shares pursuant to the Investment Transaction.

2.
Approval of the increase of our authorized share capital by NIS 675,000, such that following the increase, the authorized share capital shall equal NIS 1,125, 000 divided into 75,000,000 ordinary shares, par value NIS 0.015 each, and approval of related amendments to our Memorandum and Articles of Association;

3.
Approval of the replacement of our existing Articles of Association with the Amended and Restated Articles of Association, in the Form attached as Annex A to the Proxy Statement  accompanying this Notice;

4.	Approval of the purchase of a special directors' and officers' run-off insurance coverage;

5.	Approval of amendments to our Compensation Policy; and

6.
Approval of the execution, delivery and performance of indemnification agreements with each of our existing and future office holders, in the Form attached as Annex B to the Proxy Statement  accompanying this Notice;

Our Board of Directors recommends that you vote in favor of all of the above proposals, which are described in the attached Proxy Statement.

The conditions to closing of the Investment Transaction include shareholders' approval of each and every one of Proposals 1 through 6 set out in this Notice.  Accordingly, failure of the shareholders to approve any of Proposals 1 through 6 will result in a material failure of a condition to such closing and may cause the non-completion of the Investment Transaction.

Shareholders of record at the close of business on March 30, 2016 are entitled to notice of and to vote at the meeting.  You can vote either by mailing in your proxy or in person by attending the meeting.  If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the meeting to be validly included in the tally of ordinary shares voted at the meeting.  Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

Joint holders of ordinary shares should note that, pursuant to Article 56 of our company’s Articles of Association, the right to vote at the Meeting will be conferred exclusively upon the senior owner among the joint owners attending the Shareholders’ Meeting, in person or by proxy, and for this purpose, seniority will be determined by the order in which the names appear in our register of shareholders.

By Order of the Board of Directors, Herzle Bodinger, Chairman of the Board of Directors

Netanya, Israel
April 4, 2016

RADA ELECTRONIC INDUSTRIES LTD.

7 Giborei Israel Street

Netanya 4250407, Israel
__________________________

PROXY STATEMENT

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

This proxy statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of RADA Electronic Industries Ltd. to be voted at the Extraordinary General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of Extraordinary General Meeting of Shareholders.  The Meeting will be held at 10:00 a.m. (Israel time) on Sunday, May 8, 2016 at our offices at 7 Giborei Israel Street, Netanya, Israel.

This Proxy Statement, the attached Notice of Extraordinary General Meeting and the enclosed proxy card are being mailed to shareholders on or about April 4, 2016.

Purpose of the Extraordinary General Meeting

At the Meeting, shareholders will be asked to consider and vote upon the following matters (i) approval of certain proposed transactions with DBSI Investments Ltd., an Israeli private investment firm, or the Investor, which will result in the Investor becoming a holder of more than 45% of our outstanding shares, or the Investment Transaction, and the issuance of shares pursuant to the Investment Transaction; (ii) approval of the increase of our authorized share capital by NIS 675,000, such that following the increase, the authorized share capital will equal NIS 1,125, 000 divided into 75,000,000 ordinary shares, par value NIS 0.015 each, or Ordinary Shares, and approval of related amendments to our Memorandum and Articles of Association; (iii) approval of  the replacement of our existing Articles of Association with the Amended and Restated Articles of Association, in the Form attached as Annex A to this Proxy Statement; (iv) approval of the purchase of a special directors' and officers' run-off insurance coverage;  (v) approval of the execution, delivery and performance of indemnification agreements with each of our existing and future office holders, in the Form attached as Annex B to the Proxy Statement  accompanying this Notice;.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR the proposals set forth in this Proxy Statement.

Proxy Procedure

Only holders of record of our ordinary shares, par value NIS 0.015 each, as of the close of business on March 30, 2016, are entitled to notice of, and to vote in person or by proxy, at the Meeting.  As of March 30, 2016, the record date for determination of shareholders entitled to vote at the Meeting, there were 15,898,965 outstanding ordinary shares.

•
Voting in Person.  If your shares are registered directly in your name with our transfer agent (i.e., you are a “registered shareholder”), you may attend and vote in person at the Meeting.  If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e., your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee authorizing you to do so.

•
Voting by Mail.  You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for shares held in street name, by following the voting instructions provided by your broker, bank trustee or nominee.  The proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting.  If directions are not given or directions are not in accordance with the options listed on a proxy card, such shares will be voted FOR the proposal for which the Board of Directors recommends a vote FOR.

Change or Revocation of Proxy

If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to our Corporate Secretary, by granting a new proxy bearing a later date, or by attending the Meeting and voting in person.  Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Quorum

The presence, in person or by proxy, of two shareholders holding or representing, in the aggregate, at least one third of our company’s voting rights will constitute a quorum at the Meeting.  No business will be considered or determined at the Meeting, unless the requisite quorum is present within half an hour from the time designated for the Meeting.  If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the following week, at the same time and place.  If within half an hour from the time designated for the adjourned Meeting a quorum is not present, two shareholders present in person or by proxy will constitute a quorum.  This notice will serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

Abstentions and broker non-votes will be counted towards the quorum.  Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares and vote such shares on some matters but not on others.  This would occur when brokers have not received any instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on “routine” matters, which include the ratification of the appointment of an independent registered public accounting firm, but not on non-routine matters.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Vote Required for Approval of the Proposals

Each ordinary share entitles the holder to one vote.

Each of Proposals I, IV and VI requires an affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve such the proposal.

Each of Proposals II and III requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares amounting in the aggregate to at least 75% of the votes actually cast with respect to the proposal.

Proposal V requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal. Furthermore, under the Israeli Companies Law, the approval of this proposal requires that either: (i) said majority include at least half of the voting power of the non-controlling and non-interested shareholders who are present in person or by proxy and who vote on the proposal; or (ii) the total votes cast in opposition to the proposal by the non-controlling and non-interested shareholders does not exceed 2% of all the voting power in our company.

In tabulating the voting result for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal.  Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

Mr. Howard P. L. Yeung  has notified us that he has provided an undertaking to the Investor to vote, and to cause his affiliates to vote, in favor of  all of the items to be acted upon at the Meeting.

Cost of Soliciting Votes for the Meeting

We will bear the cost of soliciting proxies from our shareholders.  Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees.  We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission concerning the sending of proxies and proxy material to the beneficial owners of our shares.

Securities Ownership by Certain Beneficial Owners and Management

The following table sets forth certain information as of March 31, 2016 regarding the beneficial ownership by (i) all shareholders known to us to own beneficially more than 5% of our outstanding ordinary shares, (ii) each director and (iii) all directors and executive officers as a group:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership(2)
Howard P.L. Yeung (3)(4)	12,658,789	50.6%
Kenneth Yeung (3)(5)	450,029	*
All directors and executive officers as a group (11 persons)	7,067	*

*              Less than 1%

(1)
Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities.  Ordinary shares relating to options and warrants currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.  Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 24,985,735 ordinary shares issued and outstanding and ordinary shares issuable upon conversion of loan balances as of March 31, 2016.

(3)	The address of Messrs. Howard P.L. Yeung and Kenneth Yeung is 2202 Kodak House II, 39 Healthy Street, North Point, Hong Kong.

(4)
Based on a Schedule 13D/A filed by Howard P.L. Yeung on August 28, 2015. Includes 3,121,990 outstanding ordinary shares and 9,086,770 ordinary shares issuable upon the conversion of unpaid loan balances of $2,988,000 due to Faith Content Development Ltd., an entity owned by Mr. Howard P.L. Yeung. In addition, though not presented on the Schedule 13D/A as an admission of beneficial ownership by Mr. Howard P.L. Yeung, we are including  450,029 ordinary shares held by Horsham Enterprises Ltd., a British Virgin Islands corporation jointly owned by Messrs. Howard P.L. Yeung and his brother Kenneth Yeung. These shares are also listed under Kenneth Yeung’s holdings (see footnote 5).

(5)	The shares are held by Horsham Enterprises Ltd., a British Virgin Islands corporation jointly owned by Messrs. Howard P.L. Yeung and his brother Kenneth Yeung.

I. APPROVAL OF CERTAIN TRANSACTIONS WITH THE INVESTOR AND RELATED ISSUANCES
OF SHARES

(Item 1 on the Proxy Card)

As a consequence of our need in prior years to invest in research and development, we incurred significant bank debt and sold equity and debt securities in private placements as well as in a public offering to fund our operating requirements.   Beginning in 2008, Faith Content Development Limited, or FCD, a company controlled by Mr. Yeung, our major shareholder, provided us with loans, or the Debt, which are secured by second degree liens over all of our properties.  We have not timely and fully repaid the principal and interest due on a portion of these loans, and therefore the Debt  is subject to acceleration upon the demand of FCD, However, we reached a standstill agreement with FCD, or the Standstill Agreement, according to which, except under extraordinary circumstances, they will not take any action to accelerate the payment of the Debt. The forbearance period created under the Standstill Agreement expires on August, 31 2016, at which time, the Debt will be immediately due and payable. The Debt owed to FCD consists of US$ 2,988,000 in principal and US$ 246,000 interest as of March 31, 2016.

We do not have sufficient funds to repay the Debt or to fund our ongoing operations and do not expect to generate sufficient funds to repay the Debt and finance our operations in the near future. If we fail to raise sufficient funds to repay the Debt and fund our operations, we will be exposed to claims by FCD to liquidate our company and there will be substantial doubt about our ability to continue as a “going concern”.

These consequences may be avoided if we are able to raise additional financing either through the issuance of additional equity securities or by obtaining additional loans. Therefore, we retained the services of U.S. and Israeli – based investment banks to find investors that would provide us with the necessary financing. Our Board Of Directors has thoroughly reviewed the proposed transactions and determined that the proposed transaction, or the Investment Transaction, with the DBSI Investments Ltd., an Israeli private investment firm, or the Investor, which will result in the Investor becoming a holder of more than 45% of our outstanding shares, provides the greatest degree of assurance of a completed transaction and is in the best interests of the Company and its shareholders.  In negotiating the terms of the Investment Transaction, our Board of Directors considered, among other things, our immediate need for capital and what alternatives were available to us for raising capital, historical and current trading prices of our Ordinary Shares, and general conditions in the financial markets;  In conjunction with its review of these factors, our Board of Directors also reviewed our history and prospects, including our past and present earnings, our prospects for future earnings and our current financial condition.

Pursuant to the Investment Transaction we will issue and sell to the Investor and the Investor will buy from us 17,021,276 new Ordinary Shares, or the Shares, in consideration for a price per each new Share of $0.235  and for the aggregate amount of approximately US$ 4,000,000 (the "Initial Investment”). In addition, upon the consummation of the Initial Investment we will be required to issue to the Investor, without additional consideration, warrants to purchase: (i) an additional 8,510,638 Ordinary Shares having an exercise  price per Ordinary Share of $0.235 (resulting in an aggregate exercise price of US$2,000,000)with a term of 24 months following the date of the Initial Investment and (ii) warrants to purchase an additional 7,272,727 Ordinary Shares having an exercise price per Ordinary Share of $0.275 (resulting in an aggregate exercise price of US$2,000,000) with a term of 48 months following the date of the Initial Investment, or together, the Warrants.

The proceeds of such Initial Investment, as well as the funds that may be received as a result of the exercise of the Warrants, will be used to fund our ongoing operations as well as our research and development activities.

Furthermore, as part of the Investment Transaction, the Investor has agreed to grant us an option, exercisable either by the Investor or by the Company at the sole discretion of a special committee of our Board of Directors composed solely of independent directors, to obtain a loan in the principal amount of up to $3,175,000 (the "DBSI Loan") which may be used solely for the purpose of the repayment of the Debt. Such option will be exercised in the event we are unable to repay the Debt in full on or before its maturity date (August 31, 2016).  The terms of the DBSI Loan, which are generally and as a whole more favorable to us then the terms of the current Debt, are as follows:

(i)	Term – 36 months from the date the option is exercised, or the Call Event Date.

(ii)
Interest – annual interest at the rate of one year USD LIBOR in effect from time to time plus 6%, calculated from the Call Event Date and until the date of repayment or conversion thereof. Interest shall be paid on a quarterly basis, and shall include VAT, as required by law.

(iii)
Conversion –  During the Term, the Investor will have the right, but not the obligation, at its sole discretion, to convert the then outstanding Loan Amount (principal and interest) into our Ordinary Shares at a price per Ordinary Share equal to the lower of (i) $1.20 or (ii) 5% below the average closing price of our Ordinary Shares for the five (5) business days immediately preceding the conversion date, provided, however, that the Investor will not be allowed to exercise its conversion rights if, as a result of such conversion, its ownership interest in our issued an outstanding share capital will exceed 90%.

(iv)
Repayment - We may repay the DBSI Loan in full or any part thereof at any time during the term of DBSI Loan. In such event, the Investor will have the right to elect to convert the amount to be repaid or any part thereof in accordance with the terms and conditions  of the Conversion feature set forth above.

(v)	FCD is a third party beneficiary with respect to the DBSI Loan and it may exercise the option on our behalf , if we do not timely and fully repay the Debt.

In addition, as part of the Investment Transaction, we will enter into a registration rights agreement, or the Registration Rights Agreement, with the Investor that will provide the Investor with the right to demand that we file up to three shelf registration statements with the U.S. Securities and Exchange Commission at our expense and that we keep the registration statement continuously effective for such period as may be designated by the Investor so it may be able to resell the Shares.

The closing of the investment transaction is conditioned upon several conditions precedents that include shareholders' approval of each of Proposals 1 through 6 set out in this Proxy Statement. Accordingly, failure of our shareholders to approve any of Proposals 1 through 6 will result in a material failure of a condition to such closing and may cause the non-completion of the Investment Transaction.

The Investment Transaction will result in the Investor becoming a holder of more than 45% of our outstanding shares. Pursuant to the Israeli Companies Law, 5759-1999, or the Companies Law, an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% or greater shareholder of the company unless there is an existing 45% or greater shareholder of the company.  However, if such acquisition is made in a private placement that received shareholder approval that is intended to allow the participant to hold 45% or more of the voting rights in the company (if there is no other shareholder holding 45% or more of such voting rights) such tender offer will not be required.  The purpose of the Investment Transaction is described above and by obtaining shareholder approval the Investor will be able to become a holder of 45% or more of our outstanding shares without the need to conduct a tender offer.

Pursuant to NASDAQ Listing Rule 5635(d), the issuance of shares in connection with the Investment Transaction, where such issuance equals 20% or more of our company’s outstanding Ordinary Shares, requires shareholder approval before the issuance. The contemplated Investment Transaction will result in an issuance in excess of 20% of our Ordinary Shares. Although we may elect to follow home country practices in connection with the requirements for shareholder approval, our Board of Directors resolved to submit the issuance of shares to shareholder approval as part of the approval of the transactions described above. However, we may in the future elect to choose home country practices in connection with issues requiring shareholder approval, including the issuances of shares, in circumstances similar to, or more material than the current proposal.

Our Board of Directors, after due inquiry, believes that the Investment Transaction is in the best interests of our company and our shareholders.  Accordingly, our Board of Directors recommends that our shareholders vote in favor of the following proposal.

It is therefore proposed that at the Meeting the shareholders adopt the following resolution:

RESOLVED, to approve the Investment Transaction, in accordance with the terms and conditions set forth above, in all their aspects, including the Initial Investment, the issuance of the Warrants and the DBSI Loan and the related intention to allow the Investor to hold 45% or more of the voting rights in the Company thereby becoming a “controlling holder” and a “holder of a controlling stake” (within the meaning of the Israeli Companies Law, the execution of the Registration Rights Agreement, and the issuance of more than 20% of the Company’s outstanding Ordinary Shares.

The approval of the above proposal requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares amounting in the aggregate to at least a majority of the votes cast with respect to such proposal.

The Board of Directors recommends a vote FOR the foregoing resolution.

II.  APPROVAL OF THE INCREASE OF OUR AUTHORIZED SHARE CAPITAL
(Item 2 on the Proxy Card)

Our authorized share capital is NIS 450,000 divided into 30,000,000 ordinary shares, par value NIS 0.015 each, or the Ordinary Shares. As of March 30, 2016, 15,898,965 Ordinary Shares were issued and outstanding.

Our Board of Directors recommends that our shareholders increase our authorized share capital by NIS 675,000; such that following the increase, the authorized share capital of our company shall equal NIS 1,125,000 divided into 75,000,000 Ordinary Shares.

The Board believes that the proposed increase in our share capital is necessary to ensure that we will have a sufficient number of Ordinary Shares available to pursue the proposed Investment Transaction as further detailed above.

It is proposed that at the Meeting the shareholders adopt the following resolution, which our Board of Directors believes to be in the best interests of our company and our shareholders:

"RESOLVED to approve the increase of our authorized share capital by NIS 675,000, such that following the increase, the share capital shall equal NIS 1,125,000 divided into 75,000,000 ordinary shares, par value NIS 0.015 each, and to amend the Memorandum of Association and Articles of Association to reflect such increase.”

The affirmative vote of 75% of the Ordinary Shares voting on this proposal in person or by proxy is required in order to approve the above resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

III.  APPROVAL OF THE REPLACEMENT OF OUR EXISTING ARTICLES OF ASSOCIATION
(Item 3 on the Proxy Card)

Our current Articles of Association were adopted on, or immediately before, our becoming a public company in 1985 As part of the Investment Transaction, described above, we are required to amend and  replace our existing Articles of Association in their entirety by the Amended and Restated Articles of Association, or the New Articles,  in the form attached as Annex A hereto.

Our Board of Directors believes that the New Articles are more compatible with the provisions of the Companies Law, which was adopted on 1999 and amended.

It is proposed that at the Meeting the shareholders adopt the following resolution, which our Board of Directors believes to be in the best interests of our company and our shareholders:

"RESOLVED to approve, effective as of the closing of the Investment Transaction and subject thereto, the amendment of the Articles of Association by replacing them in their entirety with the Amended and Restated Articles of Association substantially in the form attached as Annex A to the Proxy Statement of the Extraordinary General Shareholders Meeting scheduled for May 8, 2016.” If Proposal II is approved, the New Articles will also reflect the increase in our share capital as detailed in Proposal II above.

The affirmative vote of 75% of the Ordinary Shares voting on this proposal in person or by proxy is required in order to approve the above resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

IV.  APPROVAL OF THE PURCHASE OF A SPECIAL DIRECTORS' AND OFFICERS' "RUN OFF'
INSURANCE COVERAGE
(Item 4 on the Proxy Card)

The Investment Transaction described above, if consummated, will be deemed as a change of control transaction pursuant to our existing Directors' and Officers' liability insurance, or the D&O Insurance, resulting in the termination of such D& O Insurance.

Our Board of Directors, based on the recommendation of our Compensation Committee, has resolved that, subject to the requisite shareholders' approval, the we will purchase "Run Off" insurance coverage, or the Run Off Insurance, that will cover the liability of all of  our directors and officers for any action or omission taken by them prior to the closing of the Investment Transaction and for a period of seven (7) years thereafter, or the Insurance Term. The Run Off Insurance coverage is limited to US$ 7,500,000  per annum and per event, and the cost of such Run Off Insurance will not exceed  $120,000.

Our Compensation Committee and Board of Directors determined that the purchase of the Run Off' Insurance is permitted by our Compensation Policy, and will limit our exposure with respect to futures claims, if any, that may be submitted in connection with the service of our officers and directors prior to the consummation of the Investment Transaction.

It is proposed that at the Meeting the shareholders adopt the following resolution, which the Compensation Committee and our Board of Directors believe to be in the best interests of our company and our shareholders:

"RESOLVED to approve the purchase of the Run Off Insurance pursuant to the terms and conditions that are described in Proxy Statement of the Extraordinary General Shareholders Meeting scheduled for May 8, 2016.”

The affirmative vote of the majority of the Ordinary Shares voting on this proposal in person or by proxy is required in order to approve the above resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

V.  APPROVAL OF AMENDMENTS TO OUR COMPENSATION POLICY
(Item 5 on the Proxy Card)

On August 29, 2013, our shareholders approved our compensation policy, or the Compensation Policy, following the favorable recommendation of the Compensation Committee and by the Board of Directors. When approved, the Compensation Policy did not provide for payments of directors fees to directors that are employed by the controlling shareholder. Due to the expected changes in the share ownership of our Company it is proposed to amend the Compensation Policy as follows:

The first paragraph regarding payment of Compensation of Directors will be replaced by the following paragraph:

"Directors that are employees of the Company or otherwise engaged by the Company will not be entitled to any directors' fees or other remuneration for their services as Directors, except for reimbursement of certain business expenses associated with service as directors such as payment of travel and lodging expenses when attending meetings of the Board of Directors outside their country of usual residence.

Other directors will be entitled to receive Directors' fees and expenses that will not exceed the maximum amount payable to Outside Directors of the Company pursuant to the Companies Law and the regulations promulgated pursuant thereto. Such fees will be composed of annual fees and per meeting fees."

In addition, our Compensation Policy provides that we may indemnify our Directors and Office Holders for their liability in certain cases. However, under the Israeli Companies Law and our Articles of Association we may also exculpate in advance an office holder from his or her liability to the company, in whole or in part, with respect to a breach of his or her duty of care provided that such exculpation is approved by our shareholders and permitted by the compensation policy.

Our current Compensation Policy does not permit the exculpation of Office Holders therefore it is proposed to further amend the Compensation Policy as follows:

The Section headed 'D&O Insurance, Indemnification" shall be replaced by the following Section:

"D&O Insurance; Indemnification; Exculpation

All Directors and officers will be covered by D&O liability insurance ("D&O Insurance") in such scope and such terms as shall be determined from time to time pursuant to the requirements of the Companies Law. The D&O Insurance may include "run-off" provisions, covering the Directors' and Senior Executives' liability for a period of seven (7) years after the termination of their services as director.

In addition, and subject to the requirements of the Companies Law, the Company may (I) exculpate its Directors and Officers from their liability to the Company for breach of their duty of care and (ii) indemnify its Directors and Officers for their liability in certain cases, including for legal expenses incurred by them in connection with the defense against such liability. Such indemnification shall not cover any amounts payable under the D&O Insurance and the aggregate amounts payable to all Directors and Senior Executives with respect to any indemnification event shall be limited to such reasonable amounts as shall be determined by the Committee and the Board"

Our Board of Directors, based on the favorable recommendation of our Compensation Committee, has resolved to approve the proposed amendments to the Compensation Policy.

It is therefore proposed that our shareholders adopt the following resolution at the Meeting:

“RESOLVED, to approve the amendments to the Compensation Policy, as set forth above in the Proxy Statement.”

The Board of Directors recommends a vote FOR the foregoing resolution.

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve the foregoing resolution provided that either: (i) such majority includes a majority of the total votes of shareholders who are not controlling shareholders and do not have a personal interest in the resolution and who participate in the voting at the meeting (abstentions not taken into account); or (ii) the total number of votes of shareholders mentioned in (i) above that are voted against the resolution do not represent more than 2% of the total voting rights in the company.

Each shareholder voting at the Meeting or prior thereto by means of the accompanying proxy card is required to notify us if he, she or it has a Personal Interest in connection with this proposal as a condition for his or her vote to be counted with respect to this proposal.

If any shareholder casting a vote in connection hereto does not notify us if he, she or it has a Personal Interest with respect to this proposal, his, her or its vote with respect to this proposal will be disqualified. For this purpose, “Personal Interest” is defined as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her (or his/her spouse's) immediate family or the spouses of any such members of his or her (or his/her spouse's) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excluding (a) a personal interest arising solely from the fact of holding shares in the company or in a body corporate; or (b) a personal interest that is not a result of connections with a controlling shareholder.

V.  APPROVAL OF INDEMNIFICATION AGREEMENTS WITH OUR OFFICE HOLDERS
(Item 6 on the Proxy Card)

Pursuant to the Israeli Companies Law, a company may, if permitted by its articles of association, indemnify an office holder for acts performed by the office holder in such capacity for (i) a monetary liability imposed upon the office holder in favor of another person by any court judgment, including a settlement or an arbitration award approved by a court; (ii) reasonable litigation expenses, including attorney’s fees, actually incurred by the office holder as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against the office holder or the imposition of any monetary liability in lieu of criminal proceedings, or concluded without the filing of an indictment against the office holder and a monetary liability was imposed on him or her in lieu of criminal proceedings with respect to a criminal offense that does not require proof of criminal intent; and (iii) reasonable litigation expenses, including attorneys’ fees, actually incurred by the office holder or imposed upon the office holder by a court: in an action, suit or proceeding brought against the office holder by or on behalf of the company or another person, or in connection with a criminal action in which the office holder was acquitted, or in connection with a criminal action in which the office holder was convicted of a criminal offence that does not require proof of criminal intent.

The Israeli Companies Law provides that a company’s articles of association may permit the company to (a) indemnify an office holder retroactively, following a determination to this effect made by the company after the occurrence of the event in respect of which the office holder will be indemnified; and (b) undertake in advance to indemnify an office holder, except that with respect to a monetary liability imposed on the office holder by any judgment, settlement or court-approved arbitration award, the undertaking must be limited to types of occurrences, which, in the opinion of the company’s board of directors, are, at the time of the undertaking, foreseeable due to the company’s activities and to an amount or standard that the board of directors has determined is reasonable under the circumstances.

The Israeli Companies Law provides that an Israeli company cannot exculpate an office holder from liability with respect to a breach of his or her duty of loyalty.  If permitted by its articles of association, a company may exculpate in advance an office holder from his or her liability to the company, in whole or in part, with respect to a breach of his or her duty of care.  However, a company may not exculpate in advance a director from his or her liability to the company with respect to a breach of his duty of care in the event of distributions.

However, the Israeli Companies Law provides that neither a provision of the articles of association permitting the company to enter into an indemnification undertaking of an office holder, nor a provision in the articles of association or a resolution of the board of directors permitting the indemnification of an office holder,  nor a provision in the articles of association exculpating an office holder from duty to the company, shall be valid, where such indemnification or exculpation relates to any of the following: (i) a breach by the office holder of his fiduciary duty unless, with respect to insurance coverage or indemnification, the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company; (ii) a breach by the office holder of his duty of care if such breach was committed intentionally or recklessly, unless the breach was committed only negligently; (iii) any act or omission done with the intent to unlawfully yield a personal benefit; or (iv) any fine or forfeiture imposed on the office holder. The Israeli Companies Law and our Articles of Association authorize the Company, subject to the required approvals, to indemnify and to undertake in advance to indemnify our directors and other office holders (as such term is defined in the Israeli Companies Law) for liabilities or expenses he or she will incur, or that will be imposed on him or her, as a result of an action or inaction by such person (or together with other directors or office holders of the Company) in his or her capacity as a director or office holder of the Company.

At the Meeting, shareholders are requested to approve our entering into an indemnification agreement, or the Indemnification Agreement, with each of our Office Holders (current and future)  from time to time, including, without limitations those appointed by the Investor, for serving as a director and officer of the Company, or as a director or office holder on behalf of the Company in other companies. The Indemnification Agreement is attached hereto as Annex B.

The Indemnification Agreement sets forth categories of events that our Compensation Committee and Board of Directors have determined that are likely to occur in light of the operations of the Company. The Indemnification Agreement also details the maximum amount of indemnification payable by us to all persons with respect to whom we undertake to indemnify under agreements similar to the Indemnification Agreement, per each specific event of the categories described in the Indemnification Agreement (the "Limit Amount").

Our Compensation Committee and Board of Directors believe that entering into Indemnification Agreements with our directors and Office Holders is important to enable the directors to promote the Company's objectives, its business plan and policy in the long term and to create proper and balanced incentives to the directors considering, among other things, the our risk-management policy, size and nature of activities; and that granting indemnification letters to directors is necessary in order to ensure the recruitment and service of appropriate directors, having the qualifications, expertise and experience relevant to serving on the Company's Board of Directors, considering the high exposure faced today by directors in public companies and moreover in companies with securities publicly traded in the United States.

The Compensation Committee and the Board of Directors of the Company have (i) resolved and recommended to the shareholders at the Meeting to approve, entering into an Indemnification Agreement with each of our directors and Office Holders ,(ii) resolved that the Limit Amounts stated in the Indemnification Agreement are reasonable given the circumstances and that the indemnification events listed in the Indemnification Agreement are anticipated in light of our current activities, (iii) resolved that the indemnification undertaking pursuant to the Indemnification Agreement is in accordance with the Company's compensation policy (as amended in the Meeting), and (iv) resolved, further,  that such resolutions are in the best interest of our company.

It is proposed that at the Meeting the shareholders adopt the following resolution:

 “RESOLVED: to approve the Company’s undertaking to indemnify its directors and Office Holders from time to time and to enter into  an Indemnification Agreement with each of them."

The affirmative vote of the majority of the Ordinary Shares voting on this proposal in person or by proxy is required in order to approve the above resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

By Order of the Board of Directors, Herzle Bodinger, Chairman of the Board of Directors

Dated: April 4, 2016

Annex A

THE COMPANIES LAW, 1999
A LIMITED LIABILITY COMPANY
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AMENDED AND RESTATED ARTICLES OF ASSOCIATION
OF
RADA ELECTRONIC INDUSTRIES LTD.

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Preliminary

1.	Definitions; Interpretation.

(a)           In these Articles, the following terms (whether or not capitalized) shall bear the meanings set forth opposite them, respectively, unless the subject or context requires otherwise.

“Articles”	shall mean these Articles of Association, as amended from time to time.
“Board of Directors”	shall mean the Board of Directors of the Company.
“Chairman”	shall mean the Chairman of the Board of Directors, or the Chairman of the General Meeting, as the context implies.
“Committee”	shall have the meaning assigned thereto in Article 37.
“Company”	shall mean RADA Electronic Industries Ltd.
“Companies Law”
shall mean the Israeli Companies Law, 5759-1999 and regulations promulgated thereunder from time to time.  The Companies Law shall include reference to the Companies Ordinance (New Version), 5743-1983, of the State of Israel, to the extent in effect according to the provisions thereof.

“Director(s)”	shall mean the member(s) of the Board of Directors holding office at any given time, including alternate directors.
“External Director(s)”	shall have the meaning provided for such term in the Companies Law.
“General Meeting”	shall mean an Annual General Meeting or an Extraordinary General Meeting of the Shareholders (each, as defined in Article 23 of these Articles), as the case may be.
“NIS”	shall mean New Israeli Shekels.
“Office”	shall mean the registered office of the Company at any given time.
“Office Holder” or “Officer”	shall have the meaning provided for such term in the Companies Law.
“RTP Law”	shall mean the Israeli Restrictive Trade Practices Law, 5758-1988.
“Securities Law”	shall mean the Israeli Securities Law 5728-1968.
“Shareholder(s)”	shall mean the shareholder(s) of the Company, at any given time.
“in writing” or “writing”
shall mean written, printed, photocopied, photographed or typed, including if appearing in an email, facsimile or if produced by any visible substitute for a writing, or partly one and partly another. The term “signed” or “signature” shall be construed in a corresponding manner.

(b)           Unless otherwise defined in these Articles or required by the context, terms used herein shall have the meaning provided therefor under the Companies Law.

(c)           Unless the context shall otherwise require: words in the singular shall also include the plural, and vice versa; any pronoun shall include the corresponding masculine, feminine and neuter forms; the words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”; the words “herein”, “hereof” and “hereunder” and words of similar import refer to these Articles in their entirety and not to any part hereof; all references herein to Articles, Sections or clauses shall be deemed references to Articles, Sections or clauses of these Articles; any references to any agreement or other instrument or law, statute or regulation are to it as amended, supplemented or restated, from time to time (and, in the case of any law, to any successor provisions or re-enactment or modification thereof being in force at the time); any reference to “law” shall include any supranational, national, federal, state, local, or foreign statute or law and all rules and regulations promulgated thereunder (including, any rules, regulations or forms prescribed by any governmental authority or securities exchange commission or authority, if and to the extent applicable); any reference to a “day” or a number of “days” (without any explicit reference otherwise, such as to business days) shall be interpreted as a reference to a calendar day or number of calendar days; any reference to a month or year shall be interpreted in accordance with the Gregorian calendar; any reference to a “company”, “corporate body” or “entity” shall include a partnership, corporation, limited liability company, association, trust, unincorporated organization, or a government or agency or political subdivision thereof, and any reference to a “person” shall include any of the foregoing types of entities or a natural person.

(d)           The captions in these Articles are for convenience only and shall not be deemed a part hereof or affect the construction or interpretation of any provision hereof.

Limited Liability

2.
The Company is a limited liability company and each Shareholder’s obligations to the Company shall therefore be limited to the payment of the nominal value of the shares held by such Shareholder, subject to the provisions of the Companies Law.

Public Company; Company’s Objectives

3.	Public Company; Objectives.

(a)	The Company is a Public Company as such term is defined in, and as long as the Company qualifies as such under, the Companies Law.

(b)	The Company's objectives are to carry on any business, and do any act, which is not prohibited by law.

4.	Donations.

The Company may donate a reasonable amount of money (in cash or in kind, including the Company’s securities) for any purpose that the Board of Directors finds appropriate.

Share Capital

5.	Authorized Share Capital.

(a)           The share capital of the Company shall consist of NIS 1,125,000 divided into 75,000,000 Ordinary Shares, of a nominal value of NIS 0.015 each (referred to in this Article 5 as the “Shares” and elsewhere throughout these Articles as “shares”).

(b)           The Shares shall rank pari passu in all respects.

6.	Increase of Authorized Share Capital.

(a)           The Company may, from time to time, by a Shareholders' resolution, whether or not all of the shares then authorized have been issued, and whether or not all of the shares theretofore issued have been called up for payment, increase its authorized share capital by increasing the number of shares it is authorized to issue.  Any such increase shall be in such amount and shall be divided into shares of such nominal amounts, and such shares shall confer such rights and preferences, and shall be subject to such restrictions, as such resolution shall provide.

(b)           Except to the extent otherwise provided in such resolution, any new shares included in the authorized share capital increase as aforesaid shall be subject to all of the provisions of these Articles that are applicable to shares of such class that are included in the existing share capital

7.	Special or Class Rights; Modification of Rights.

(a)           The Company may, from time to time, by a Shareholders’ resolution, provide for shares with such preferred or deferred rights or other special rights and/or such restrictions, whether in regard to dividends, voting, repayment of share capital or otherwise, as may be stipulated in such resolution.

(b)           If at any time the share capital of the Company is divided into different classes of shares, the rights attached to any class, unless otherwise provided by these Articles, may be modified or cancelled by the Company by a resolution of a simple majority of the class of shares so effected, and a simple majority vote of all classes of shares voting together as a single class at a General Meeting.

(c)           The provisions of these Articles relating to General Meetings shall apply, mutatis mutandis, to any separate General Meeting of the holders of the shares of a particular class, it being clarified that the requisite quorum at any such separate General Meeting shall be two or more Shareholders present in person or by proxy and holding not less than twenty-five percent (25%) of the issued shares of such class.

(d)           Unless otherwise provided by these Articles, an increase in the authorized share capital, the creation of a new class of shares, an increase in the authorized share capital of a class of shares, or the issuance of additional shares thereof out of the authorized and unissued share capital, shall not be deemed, for purposes of this Article 7, to modify or derogate or cancel the rights attached to previously issued shares of such class or of any other class.

8.	Consolidation, Division, Cancellation and Reduction of Share Capital.

(a)           The Company may, from time to time, by or pursuant to an authorization of a Shareholders’ resolution, and subject to applicable law:

(i)           consolidate all or any part of its issued or unissued authorized share capital into shares of a per share nominal value which is larger, equal to or smaller than the per share nominal value of its existing shares;

(ii)           divide or sub-divide its shares (issued or unissued) or any of them, into shares of smaller or the same nominal value (subject, however, to the provisions of the Companies Law), and the resolution whereby any share is divided may determine that, as among the holders of the shares resulting from such subdivision, one or more of the shares may, in contrast to others, have any such preferred or deferred rights or rights of redemption or other special rights, or be subject to any such restrictions, as the Company may attach to unissued or new shares;

(iii)           cancel any shares which, at the date of the adoption of such resolution or within a period of time specified in such resolution, have not been taken or agreed to be taken by any person, and reduce the amount of its share capital by the amount of the shares so canceled; or

(iv)           reduce its share capital in any manner.

(b)           With respect to any consolidation of issued shares and with respect to any other action which may result in fractional shares, the Board of Directors may settle any difficulty which may arise with regard thereto, as it deems fit, and, in connection with any such consolidation or other action which could result in fractional shares, may, without limiting its aforesaid power:

(i)           determine, as to the holder of shares so consolidated, which issued shares shall be consolidated into a share of a larger, equal or smaller nominal value per share;

(ii)           issue, in contemplation of or subsequent to such consolidation or other action, shares sufficient to preclude or remove fractional share holdings;

(iii)           redeem such shares or fractional shares sufficient to preclude or remove fractional share holdings;

(iv)           round up, round down or round to the nearest whole number, any fractional shares resulting from the consolidation or from any other action which may result in fractional shares; or

(v)           cause the transfer of fractional shares by certain Shareholders of the Company to other Shareholders thereof so as to most expediently preclude or remove any fractional shareholdings, and cause the transferees of such fractional shares to pay the transferors thereof the fair value thereof, and the Board of Directors is hereby authorized to act in connection with such transfer, as agent for the transferors and transferees of any such fractional shares, with full power of substitution, for the purposes of implementing the provisions of this sub-Article 8(b)(v).

9.	Issuance of Share Certificates, Replacement of Lost Certificates.

(a)           To the extent that the Board of Directors determines that all shares shall be certificated or, if the Board of Directors does not so determine, to the extent that any Shareholder requests a share certificate or the Company’s transfer agent so requires, share certificates shall be issued under the corporate seal of the Company or its written, typed or stamped name and shall bear the signature of one Director, or of any person or persons authorized therefor by the Board of Directors.  Signatures may be affixed in any mechanical or electronic form, as the Board of Directors may prescribe.

(b)           Subject to the provisions of Article 9(a), each Shareholder shall be entitled to one numbered certificate for all of the shares of any class registered in his name.  Each certificate shall specify the serial numbers of the shares represented thereby and may also specify the amount paid up thereon.  The Company (as determined by an officer of the Company to be designated by the Chief Executive Officer) shall not refuse a request by a Shareholder to obtain several certificates in place of one certificate, unless such request is, in the opinion of such officer, unreasonable.  Where a Shareholder has sold or transferred some of such Shareholder’s shares, such Shareholder shall be entitled to receive a certificate in respect of such Shareholder’s remaining shares, provided that the previous certificate is delivered to the Company before the issuance of a new certificate.

(c)           A share certificate registered in the names of two or more persons shall be delivered to the person first named in the Register of Shareholders in respect of such co-ownership.

(d)           A share certificate which has been defaced, lost or destroyed, may be replaced, and the Company shall issue a new certificate to replace such defaced, lost or destroyed certificate upon payment of such fee, and upon the furnishing of such evidence of ownership and such indemnity, as the Board of Directors in its discretion deems fit.

10.	Registered Holder.

Except as otherwise provided in these Articles or the Companies Law, the Company shall be entitled to treat the registered holder of each share as the absolute owner thereof, and accordingly, shall not, except as ordered by a court of competent jurisdiction, or as required by the Companies Law, be obligated to recognize any equitable or other claim to, or interest in, such share on the part of any other person.

11.	Issuance and Repurchase of Shares.

(a)           The unissued shares from time to time shall be under the control of the Board of Directors (and, to the full extent permitted by law, any Committee thereof), which shall have the power to issue, or otherwise dispose of shares and of securities convertible or exercisable into or other rights to acquire from the Company, to such persons, on such terms and conditions (including, inter alia, terms relating to calls set forth in Article 13(f) hereof), and either at par or at a premium, or subject to the provisions of the Companies Law, at a discount and/or with payment of commission, and at such times, as the Board of Directors (or the Committee, as the case may be) deems fit, and the power to give to any person the option to acquire from the Company any shares or securities convertible or exercisable into or other rights to acquire from the Company, either at par or at a premium, or, subject as aforesaid, at a discount and/or with payment of commission, during such time and for such consideration as the Board of Directors (or the Committee, as the case may be) deems fit.

(b)           The Company may at any time and from time to time, subject to the Companies Law, repurchase or finance the purchase of any shares or other securities issued by the Company, in such manner and under such terms as the Board of Directors shall determine, whether from any one or more Shareholders.  Such purchase shall not be deemed as payment of dividends and no Shareholder will have the right to require the Company to purchase his shares or offer to purchase shares from any other Shareholders.

12.	Payment in Installment.

If pursuant to the terms of issuance of any share, all or any portion of the price thereof shall be payable in installments, every such installment shall be paid to the Company on the due date thereof by the then registered holder(s) of the share or the person(s) then entitled thereto.

13.	Calls on Shares.

(a)           The Board of Directors may, from time to time, as it, in its discretion, deems fit, make calls for payment upon Shareholders in respect of any sum (including premium) which has not been paid up in respect of shares held by such Shareholders and which is not, pursuant to the terms of issuance of such shares or otherwise, payable at a fixed time, and each Shareholder shall pay the amount of every call so made upon him (and of each installment thereof if the same is payable in installments), to the person(s) and at the time(s) and place(s) designated by the Board of Directors, as any such times may be thereafter extended and/or such person(s) or place(s) changed.  Unless otherwise stipulated in the resolution of the Board of Directors (and in the notice hereafter referred to), each payment in response to a call shall be deemed to constitute a pro rata payment on account of all the shares in respect of which such call was made.

(b)           Notice of any call for payment by a Shareholder shall be given in writing to such Shareholder not less than fourteen (14) days prior to the time of payment fixed in such notice, and shall specify the time and place of payment, and the person to whom such payment is to be made.  Prior to the time for any such payment fixed in a notice of a call given to a Shareholder, the Board of Directors may in its absolute discretion, by notice in writing to such Shareholder, revoke such call in whole or in part, extend the time fixed for payment thereof, or designate a different place of payment or person to whom payment is to be made.  In the event of a call payable in installments, only one notice thereof need be given.

(c)           If pursuant to the terms of issuance of a share or otherwise, an amount is made payable at a fixed time (whether on account of such nominal value of such share or by way of premium), such amount shall be payable at such time as if it were payable by virtue of a call made by the Board of Directors and for which notice was given in accordance with paragraphs (a) and (b) of this Article 13, and the provision of these Articles with regard to calls (and the non-payment thereof) shall be applicable to such amount or such installment (and the non-payment thereof).

(d)           Joint holders of a share shall be jointly and severally liable to pay all calls for payment in respect of such share and all interest payable thereon.

(e)           Any amount called for payment which is not paid when due shall bear interest from the date fixed for payment until actual payment thereof, at such rate (not exceeding the then prevailing debitory rate charged by leading commercial banks in Israel), and payable at such time(s) as the Board of Directors may prescribe.

(f)           Upon the issuance of shares (whether of the same class or different classes), the Board of Directors may provide for differences among the holders of such shares as to the amounts and times for payment of calls for payment in respect of such shares.

14.	Prepayment.

With the approval of the Board of Directors, any Shareholder may pay to the Company any amount not yet payable in respect of his shares, and the Board of Directors may approve the payment by the Company of interest on any such amount until the same would be payable if it had not been paid in advance, at such rate and time(s) as may be approved by the Board of Directors.  The Board of Directors may at any time cause the Company to repay all or any part of the money so advanced, without premium or penalty.  Nothing in this Article 14 shall derogate from the right of the Board of Directors to make any call for payment before or after receipt by the Company of any such advance.

15.	Forfeiture and Surrender.

(a)           If any Shareholder fails to pay an amount payable by virtue of a call, installment or interest thereon as provided for in accordance herewith, on or before the day fixed for payment of the same, the Board of Directors may at any time after the day fixed for such payment, so long as such amount (or any portion thereof) or interest thereon (or any portion thereof) remains unpaid, forfeit all or any of the shares in respect of which such payment was called for.  All expenses incurred by the Company in attempting to collect any such amount or interest thereon, including, without limitation, attorneys' fees and costs of legal proceedings, shall be added to, and shall, for all purposes (including the accrual of interest thereon) constitute a part of, the amount payable to the Company in respect of such call.

(b)           Upon the adoption of a resolution as to the forfeiture of a Shareholder's share, the Board of Directors shall cause notice thereof to be given to such Shareholder, which notice shall state that, in the event of the failure to pay the entire amount so payable by a date specified in the notice (which date shall be not less than fourteen (14) days after the date such notice is given and which may be extended by the Board of Directors), such shares shall be ipso facto forfeited, provided, however, that, prior to such date, the Board of Directors may cancel such resolution of forfeiture, but no such cancellation shall stop the Board of Directors from adopting a further resolution of forfeiture in respect of the non-payment of the same amount.

(c)           Without derogating from Articles 52 and 56 hereof, whenever shares are forfeited as herein provided, all dividends, if any, theretofore declared in respect thereof and not actually paid shall be deemed to have been forfeited at the same time.

(d)           The Company, by resolution of the Board of Directors, may accept the voluntary surrender of any share.

(e)           Any share forfeited or surrendered as provided herein, shall become the property of the Company as a dormant share, and the same, subject to the provisions of these Articles, may be sold, re-issued or otherwise disposed of as the Board of Directors deems fit.

(f)           Any person whose shares have been forfeited or surrendered shall cease to be a Shareholder in respect of such forfeited or surrendered shares, but shall, notwithstanding, be liable to pay, and shall forthwith pay, to the Company, all calls, interest and expenses owing upon or in respect of such shares at the time of forfeiture or surrender, together with interest thereon from the time of forfeiture or surrender until actual payment, at the rate prescribed in Article 13(e) above, and the Board of Directors, in its discretion, may, but shall not be obligated to, enforce or collect the payment of such amounts, or any part thereof, as it shall deem fit.  In the event of such forfeiture or surrender, the Company, by resolution of the Board of Directors, may accelerate the date(s) of payment of any or all amounts then owing to the Company by the person in question (but not yet due) in respect of all shares owned by such Shareholder, solely or jointly with another.

(g)           The Board of Directors may at any time, before any share so forfeited or surrendered shall have been sold, re-issued or otherwise disposed of, nullify the forfeiture or surrender on such conditions as it deems fit, but no such nullification shall stop the Board of Directors from re-exercising its powers of forfeiture pursuant to this Article 15.

16.	Lien.

(a)           Except to the extent the same may be waived or subordinated in writing, the Company shall have a first and paramount lien upon all the shares registered in the name of each Shareholder (without regard to any equitable or other claim or interest in such shares on the part of any other person), and upon the proceeds of the sale thereof, for liabilities to the Company arising from any amount payable by such Shareholder in respect of any unpaid or partly paid share, whether or not such liability has matured.  Such lien shall extend to all dividends from time to time declared or paid in respect of such share.  Unless otherwise provided, the registration by the Company of a transfer of shares shall be deemed to be a waiver on the part of the Company of the lien (if any) existing on such shares immediately prior to such transfer.

(b)           The Board of Directors may cause the Company to sell a share subject to such a lien when the liability giving rise to such lien has matured, in such manner as the Board of Directors deems fit, but no such sale shall be made unless such liability has not been satisfied within fourteen (14) days after written notice of the intention to sell shall have been served on such Shareholder, his executors or administrators.

(c)           The net proceeds of any such sale, after payment of the costs and expenses thereof or ancillary thereto, shall be applied in or toward satisfaction of the liabilities of such Shareholder in respect of such share (whether or not the same have matured), and the remaining proceeds (if any) shall be paid to the Shareholder, his executors, administrators or assigns.

17.	Sale After Forfeiture of Surrender or in Enforcement of Lien.

Upon any sale of a share after forfeiture or surrender or for enforcing a lien, the Board of Directors may appoint any person to execute an instrument of transfer of the share so sold and cause the purchaser's name to be entered in the Register of Shareholders in respect of such share.  The purchaser shall be registered as the Shareholder and shall not be bound to see to the regularity of the sale proceedings, or to the application of the proceeds of such sale, and after his name has been entered in the Register of Shareholders in respect of such share, the validity of the sale shall not be impeached by any person, and person, and the remedy of any person aggrieved by the sale shall be in damages only and against the Company exclusively.

18.	Redeemable Shares.

The Company may, subject to applicable law, issue redeemable shares or other securities and redeem the same upon terms and conditions to be set forth in a written agreement between the Company and the holder of such shares or in their terms of issuance.

Transfer of Shares

19.	Registration of Transfer.

No transfer of shares shall be registered unless a proper writing or instrument of transfer (in any customary form or any other form satisfactory to the Board of Directors) has been submitted to the Company (or its transfer agent, in the case of shares registered with a transfer agent), together with any share certificate(s) and such other evidence of title as the Board of Directors may reasonably require.  Until the transferee has been registered in the Register of Shareholders in respect of the shares so transferred, the Company may continue to regard the transferor as the owner thereof.  The Board of Directors, may, from time to time, prescribe a fee for the registration of a transfer.

20.	Suspension of Registration.

The Board of Directors may, to the extent it deems necessary in its discretion, close the Register of Shareholders of registration of transfers of shares for a period determined by the Board of Directors, and no registrations of transfers of shares shall be made by the Company during any such period during which the Register of Shareholders is so closed.

Transmission of Shares

21.	Decedents’ Shares.

(a)           In case of a share registered in the names of two or more holders, the Company may recognize the survivor(s) as the sole owner(s) thereof unless and until the provisions of Article 21(b) have been effectively invoked.

(b)           Any person becoming entitled to a share in consequence of the death of any person, upon producing evidence of the grant of probate or letters of administration or declaration of succession (or such other evidence as the Board of Directors, or an officer of the Company to be designated by the Chief Executive Officer, may reasonably deem sufficient), shall be registered as a Shareholder in respect of such share, or may, subject to the provisions as to transfer contained herein, transfer such share.

22.	Receivers and Liquidators.

(a)           The Company may recognize any receiver, liquidator or similar official appointed to wind-up, dissolve or otherwise liquidate a corporate Shareholder, and a trustee, manager, receiver, liquidator or similar official appointed in bankruptcy or in connection with the reorganization of, or similar proceeding with respect to a Shareholder or its properties, as being entitled to the shares registered in the name of such Shareholder.

(b)           Such receiver, liquidator or similar official appointed to wind-up, dissolve or otherwise liquidate a corporate Shareholder and such trustee, manager, receiver, liquidator or similar official appointed in bankruptcy or in connection with the reorganization of, or similar proceedings with respect to, a Shareholder or its properties, upon producing such evidence as the Board of Directors (or an officer of the Company to be designated by the Chief Executive Officer) may deem sufficient as to his authority to act in such capacity or under this Article, shall with the consent of the Board of Directors or such officer, as the case may be (which the Board of Directors or such officer, as the case may be, may grant or refuse in its absolute discretion), be registered as a Shareholder in respect of such shares, or may, subject to the regulations as to transfer herein contained, transfer such shares.

General Meetings

23.	General Meetings.

(a)           An annual General Meeting (“Annual General Meeting”) shall be held at such time and at such place, either within or out of the State of Israel, as may be determined by the Board of Directors.

(b)           All General Meetings other than Annual General Meetings shall be called “Extraordinary General Meetings”.

24.	Record Date for General Meeting.

Notwithstanding any provision of these Articles to the contrary, and to allow the Company to determine the Shareholders entitled to notice of or to vote at any General Meeting or any adjournment thereof, or entitled to receive payment of any dividend or other distribution or grant of any rights, or entitled to exercise any rights in respect of or to take or be the subject of any other action, the Board of Directors may fix a record date, which shall not be more than the maximum period and not less than the minimum period permitted by law.  A determination of Shareholders of record entitled to notice of or to vote at a meeting shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

25.	Shareholder Proposal Request.

(a)           Any Shareholder or Shareholders of the Company holding at least one percent (1%) of the voting rights of the Company (the “Proposing Shareholder(s)”) may request, subject to the Companies Law, that the Board of Directors include a matter on the agenda of a General Meeting to be held in the future, provided that the Board determines that the matter is appropriate to be considered at a General Meeting (a “Proposal Request”).  In order for the Board of Directors to consider a Proposal Request and whether to include the matter stated therein in the agenda of a General Meeting, notice of the Proposal Request must be timely delivered in accordance with applicable law, and the Proposal Request must comply with the requirements of these Articles (including this Article 25) and any applicable law and stock exchange rules and regulations. The Proposal Request must be in writing, signed by all of the Proposing Shareholder(s) making such request, delivered, either in person or by certified mail, postage prepaid, and received by the Secretary (or, in the absence thereof by the Chief Executive Officer of the Company). To be considered timely, a Proposal Request must be received within the time periods prescribed by the Companies Law and any other applicable law.  The announcement of an adjournment or postponement of a General Meeting shall not commence a new time period (or extend any time period) for the delivery of a Proposal Request as described above.  In addition to any information required to be included in accordance with applicable law, a Proposal Request must include the following: (i) the name, address, telephone number, fax number and email address of the Proposing Shareholder (or each Proposing Shareholder, as the case may be) and, if an entity, the name(s) of the person(s) that controls or manages such entity; (ii) the number of Shares held by the Proposing Shareholder(s), directly or indirectly (and, if any of such Shares are held indirectly, an explanation of how they are held and by whom), which shall be in such number no less than as is required to qualify as a Proposing Shareholder, accompanied by evidence satisfactory to the Company of the record holding of such Shares by the Proposing Shareholder(s) as of the date of the Proposal Request, and a representation that the Proposing Shareholder(s) intends to appear in person or by proxy at the meeting; (iii) the matter requested to be included on the agenda of a General Meeting, all information related to such matter, the reason that such matter is proposed to be brought before the General Meeting, the complete text of the resolution that the Proposing Shareholder proposes to be voted upon at the General Meeting and, if the Proposing Shareholder wishes to have a position statement in support of the Proposal Request, a copy of such position statement that complies with the requirement of any applicable law (if any), (iv) a description of all arrangements or understandings between the Proposing Shareholders and any other Person(s) (naming such Person or Persons) in connection with the matter that is requested to be included on the agenda and a declaration signed by all Proposing Shareholder(s) of whether any of them has a personal interest in the matter and, if so, a description in reasonable detail of such personal interest; (v) a description of all Derivative Transactions (as defined below) by each Proposing Shareholder(s) during the previous twelve (12) month period, including the date of the transactions and the class, series and number of securities involved in, and the material economic terms of, such Derivative Transactions; and (vi) a declaration that all of the information that is required under the Companies Law and any other applicable law and stock exchange rules and regulations to be provided to the Company in connection with such matter, if any, has been provided to the Company.  The Board of Directors, may, in its discretion, to the extent it deems necessary, request that the Proposing Shareholder(s) provide additional information necessary so as to include a matter in the agenda of a General Meeting, as the Board of Directors may reasonably require.

A “Derivative Transaction” means any agreement, arrangement, interest or understanding entered into by, or on behalf or for the benefit of, any Proposing Shareholder or any of its affiliates or associates, whether of record or beneficial:  (1) the value of which is derived in whole or in part from the value of any class or series of shares or other securities of the Company, (2) which otherwise provides any direct or indirect opportunity to gain or share in any gain derived from a change in the value of securities of the Company, (3) the effect or intent of which is to mitigate loss, manage risk or benefit of security value or price changes, or (4) which provides the right to vote or increase or decrease the voting power of, such Proposing Shareholder, or any of its affiliates or associates, with respect to any shares or other securities of the Company, which agreement, arrangement, interest or understanding may include, without limitation, any option, warrant, debt position, note, bond, convertible security, swap, stock appreciation right, short position, profit interest, hedge, right to dividends, voting agreement, performance-related fee or arrangement to borrow or lend shares (whether or not subject to payment, settlement, exercise or conversion in any such class or series), and any proportionate interest of such Proposing Shareholder in the securities of the Company held by any general or limited partnership, or any limited liability company, of which such Proposing Shareholder is, directly or indirectly, a general partner or managing member.

(b)           The information required pursuant to this Article shall be updated as of (i) the record date of the General Meeting, (ii) five business days before the General Meeting, and (iii) as of the General Meeting, and any adjournment or postponement thereof.

26.	Notice of General Meetings; Omission to Give Notice.

(a)           The Company is not required to give notice of a General Meeting, subject to any mandatory provision of the Companies Law.  Notwithstanding anything herein to the contrary, to the extent permitted under the Companies Law, with the consent of all Shareholders entitled to vote thereon, a resolution may be proposed and passed at such meeting although a lesser notice period than hereinabove prescribed has been given.

(b)           The accidental omission to give notice of a General Meeting to any Shareholder, or the non-receipt of notice sent to such Shareholder, shall not invalidate the proceedings at such meeting or any resolution adopted thereat.

(c)           No Shareholder present, in person or by proxy, at any time during a General Meeting shall be entitled to seek the cancellation or invalidation of any proceedings or resolutions adopted at such General Meeting on account of any defect in the notice of such meeting relating to the time or the place thereof, or any item acted upon at such meeting.

(d)           In addition to any places at which the Company may make available for review by Shareholders the full text of the proposed resolutions to be adopted at a General Meeting, as required by the Companies Law, the Company may add additional places for Shareholders to review such proposed resolutions, including an internet site.

Proceedings at General Meetings

27.	Quorum.

(a)           No business shall be transacted at a General Meeting, or at any adjournment thereof, unless the quorum required under these Articles for such General Meeting or such adjourned meeting, as the case may be, is present when the meeting proceeds to business.

(b)           In the absence of contrary provisions in these Articles, two or more Shareholders (not in default in payment of any sum referred to in Article 13 hereof), present in person or by proxy and holding shares conferring in the aggregate at least twenty-five percent (25%) of the voting power of the Company, shall constitute a quorum of General Meetings.  A proxy may be deemed to be one (1) or more Shareholders pursuant to the number of Shareholders represented by the proxy holder.

(c)           If within half an hour from the time appointed for the meeting a quorum is not present, then without any further notice the meeting shall be adjourned either (i) to the same day in the next week, at the same time and place, (ii) to such day and at such time and place as indicated in the notice of such meeting, or (iii) to such day and at such time and place as the Chairman of the General Meeting shall determine (which may be earlier or later than the date pursuant to clause (i) above).  No business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting as originally called.  At such adjourned meeting, if the original meeting was convened upon requisition under Section 63 of the Companies Law, one or more Shareholders, present in person or by proxy, and holding the number of shares required for making such requisition, shall constitute a quorum, but in any other case any two (2) Shareholders (not in default as aforesaid) present in person or by proxy, shall constitute a quorum.

28.	Chairman of General Meeting.

The Chairman of the Board of Directors shall preside as Chairman of every General Meeting of the Company.  If at any meeting the Chairman is not present within fifteen (15) minutes after the time fixed for holding the meeting or is unwilling to act as Chairman, any of the following may preside as Chairman of the meeting (and in the following order): a Director, the Chief Executive Officer, Chief Financial Officer, Secretary or any person designated by any of the foregoing.  If at any such meeting none of the foregoing persons is present or all are unwilling to act as Chairman, the Shareholders present (in person or by proxy) shall choose a Shareholder or its proxy present at the meeting to be Chairman.  The office of Chairman shall not, by itself, entitle the holder thereof to vote at any General Meeting nor shall it entitle such holder to a second or casting vote (without derogating, however, from the rights of such Chairman to vote as a Shareholder or proxy of a Shareholder if, in fact, he is also a Shareholder or such proxy).

29.	Adoption of Resolutions at General Meetings.

(a)           Except as required by the Companies Law or these Articles, including, without limitation, Article 39 below, a resolution of the Shareholders shall be adopted if approved by the holders of a simple majority of the voting power represented at the General Meeting in person or by proxy and voting thereon, as one class, and disregarding abstentions from the count of the voting power present and voting.  Without limiting the generality of the foregoing, a resolution with respect to a matter or action for which the Companies Law prescribes a higher majority or pursuant to which a provision requiring a higher majority would have been deemed to have been incorporated into these Articles, but for which the Companies Law allows these Articles to provide otherwise, shall be adopted by a simple majority of the voting power represented at the General Meeting in person or by proxy and voting thereon, as one class, and disregarding abstentions when determining the voting power present and voting.

(b)            Every question submitted to a General Meeting shall be decided by a show of hands, but the Chairman of the General Meeting may determine that a resolution shall be decided by a written ballot.  A written ballot may be implemented before the proposed resolution is voted upon or immediately after the declaration by the Chairman of the results of the vote by a show of hands.  If a vote by written ballot is taken after such declaration, the results of the vote by a show of hands shall be of no effect, and the proposed resolution shall be decided by such written ballot.

(c)           A declaration by the Chairman of the General Meeting that a resolution has been carried unanimously, or carried by a particular majority, or rejected, and an entry to that effect in the minute book of the Company, shall be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favor of or against such resolution.

30.	Power to Adjourn.

(a)           A General Meeting, the consideration of any matter on its agenda or the resolution on any matter on its agenda, may be postponed or adjourned, from time to time and from place to place: (i) by the Chairman of a General Meeting at which a quorum is present (and he shall if so directed by the meeting, with the consent of the holders of a majority of the voting power represented in person or by proxy and voting on the question of adjournment), but no business shall be transacted at any such adjourned meeting except business which might lawfully have been transacted at the meeting as originally called, or a matter on its agenda with respect to which no resolution was adopted at the meeting originally called; or (ii) by the Board (whether prior to or at a General Meeting).

31.	Voting Power.

Subject to the provisions of Article 32(a) and to any provision hereof conferring special rights as to voting, or restricting the right to vote, every Shareholder shall have one vote for each share held by him of record, on every resolution, without regard to whether the vote thereon is conducted by a show of hands, by written ballot or by any other means.

32.	Voting Rights.

(a)           No Shareholder shall be entitled to vote at any General Meeting (or be counted as a part of the quorum thereat), unless all calls then payable by him in respect of his shares in the Company have been paid.

(b)           A company or other corporate body being a Shareholder of the Company may duly authorize any person to be its representative at any meeting of the Company or to execute or deliver a proxy on its behalf.  Any person so authorized shall be entitled to exercise on behalf of such Shareholder all the power, which the Shareholder could have exercised if it were an individual.  Upon the request of the Chairman of the General Meeting, written evidence of such authorization (in form acceptable to the Chairman) shall be delivered to him.

(c)           Any Shareholder entitled to vote may vote either in person or by proxy (who need not be a Shareholder of the Company), or, if the Shareholder is a company or other corporate body, by representative authorized pursuant to Article (b) above.

(d)           If two or more persons are registered as joint holders of any share, the vote of the senior who tenders a vote, in person or by proxy, shall be accepted to the exclusion of the vote(s) of the other joint holder(s).  For the purpose of this Article 32(d), seniority shall be determined by the order of registration of the joint holders in the Register of Shareholder.

Proxies

33.	Instrument of Appointment.

(a)           An instrument appointing a proxy shall be in writing and shall be substantially in the following form:

“I		of
	(Name of Shareholder)		(Address of Shareholder)
Being a shareholder of Rada Electronic Industries Ltd. hereby appoints of
	(Name of Proxy)		(Address of Proxy)
as my proxy to vote for me and on my behalf at the General Meeting of the Company to be held on the ___ day of _______, _______ and at any adjournment(s) thereof.

Signed this ____ day of ___________, ______.

(Signature of Appointor)”

or in any usual or common form or in such other form as may be approved by the Board of Directors.  Such proxy shall be duly signed by the appointor of such person's duly authorized proxy, or, if such appointor is company or other corporate body, in the manner in which it signs documents which binds it together with a certificate of an attorney with regard to the authority of the signatories.

(b)           Subject to the Companies Law, the original instrument appointing a proxy or a copy thereof certified by an attorney (and the power of attorney or other authority, if any, under which such instrument has been signed) shall be delivered to the Company (at its Office, at its principal place of business, or at the offices of its registrar or transfer agent, or at such place as notice of the meeting may specify) not less than forty eight (48) hours (or such shorter period as the notice shall specify) before the time fixed for such meeting.  Notwithstanding the above, the Chairman shall have the right to waive the time requirement provided above with respect to all instruments of proxies and to accept any and all instruments of proxy until the beginning of a General Meeting.  A document appointing a proxy shall be valid for every adjourned meeting of the General Meeting to which the document relates.

34.	Effect of Death of Appointor of Transfer of Share and or Revocation of Appointment.

(a)           A vote cast in accordance with an instrument appointing a proxy shall be valid notwithstanding the prior death or bankruptcy of the appointing Shareholder (or of his attorney-in-fact, if any, who signed such instrument), or the transfer of the share in respect of which the vote is cast, unless written notice of such matters shall have been received by the Company or by the Chairman of such meeting prior to such vote being cast.

(b)           Subject to the Companies Law, an instrument appointing a proxy shall be deemed revoked (i) upon receipt by the Company or the Chairman, subsequent to receipt by the Company of such instrument, of written notice signed by the person signing such instrument or by the Shareholder appointing such proxy canceling the appointment thereunder (or the authority pursuant to which such instrument was signed) or of an instrument appointing a different proxy (and such other documents, if any, required under Article 33(b) for such new appointment), provided such notice of cancellation or instrument appointing a different proxy were so received at the place and within the time for delivery of the instrument revoked thereby as referred to in Article 33(b) hereof, or (ii) if the appointing Shareholder is present in person at the meeting for which such instrument of proxy was delivered, upon receipt by the Chairman of such meeting of written notice from such Shareholder of the revocation of such appointment, or if and when such Shareholder votes at such meeting.  A vote cast in accordance with an instrument appointing a proxy shall be valid notwithstanding the revocation or purported cancellation of the appointment, or the presence in person or vote of the appointing Shareholder at a meeting for which it was rendered, unless such instrument of appointment was deemed revoked in accordance with the foregoing provisions of this Article 34(b) at or prior to the time such vote was cast.

Board of Directors

35.	Powers of Board of Directors.

(a)           The Board of Directors may exercise all such powers and do all such acts and things as the Board of Directors is authorized by law or as the Company is authorized to exercise and do and are not hereby or by law required to be exercised or done by the General Meeting.  The authority conferred on the Board of Directors by this Article 35 shall be subject to the provisions of the Companies Law, these Articles and any regulation or resolution consistent with these Articles adopted from time to time at a General Meeting, provided, however, that no such regulation or resolution shall invalidate any prior act done by or pursuant to a decision of the Board of Directors which would have been valid if such regulation or resolution had not been adopted.

(b)           Without limiting the generality of the foregoing, the Board of Directors may, from time to time, set aside any amount(s) out of the profits of the Company as a reserve or reserves for any purpose(s) which the Board of Directors, in its absolute discretion, shall deem fit, including without limitation, capitalization and distribution of bonus shares, and may invest any sum so set aside in any manner and from time to time deal with and vary such investments and dispose of all or any part thereof, and employ any such reserve or any part thereof in the business of the Company without being bound to keep the same separate from other assets of the Company, and may subdivide or re-designate any reserve or cancel the same or apply the funds therein for another purpose, all as the Board of Directors may from time to time think fit.

36.	Exercise of Powers of Board of Directors.

(a)           A meeting of the Board of Directors at which a quorum is present shall be competent to exercise all the authorities, powers and discretion vested in or exercisable by the Board of Directors.

(b)           A resolution proposed at any meeting of the Board of Directors shall be deemed adopted if approved by a majority of the Directors present, entitled to vote and voting thereon when such resolution is put to a vote.

(c)           The Board of Directors may adopt resolutions, without convening a meeting of the Board of Directors, in writing or in any other manner permitted by the Companies Law.

37.	Delegation of Powers.

(a)           The Board of Directors may, subject to the provisions of the Companies Law, delegate any or all of its powers to committees (in these Articles referred to as a “Committee of the Board of Directors”, or “Committee”), each consisting of one or more persons (who may or may not be Directors), subject to the provisions of the Companies Law, and it may from time to time revoke such delegation or alter the composition of any such Committee.  No rule imposed by the Board of Directors on any Committee and no resolution of the Board of Directors shall invalidate any prior act taken pursuant to a resolution by the Committee that would have been valid if such rule or resolution of the Board had not been adopted.  The meeting and proceedings of any such Committee of the Board of Directors shall, mutatis mutandis, be governed by the provisions herein contained for regulating the meetings of the Board of Directors, to the extent not superseded by any rules or resolutions adopted by the Board of Directors.  Unless otherwise expressly prohibited by the Board of Directors, in delegating powers to a Committee of the Board of Directors, such Committee shall be empowered to further delegate such powers.

(b)           Without derogating from the provisions of Article 49, the Board of Directors may from time to time appoint a Secretary to the Company, as well as officers, agents, employees and independent contractors, as the Board of Directors deems fit, and may terminate the service of any such person.  The Board of Directors may, subject to the provisions of the Companies Law, determine the powers and duties, as well as the salaries and compensation, of all such persons.

(c)           The Board of Directors may from time to time, by power of attorney or otherwise, appoint any person, company, firm or body of persons to be the attorney or attorneys of the Company at law or in fact for such purposes(s) and with such powers, authorities and discretions, and for such period and subject to such conditions, as it deems fit, and any such power of attorney or other appointment may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Board of Directors deems fit, and may also authorize any such attorney to delegate all or any of the powers, authorities and discretions vested in him.

38.	Number of Directors.

The Board of Directors shall consist of such number of Directors (not less than four (4) nor more than 12 (twelve), including the External Directors) as may be fixed from time to time by the Board of Directors.

39.	Election and Removal of Directors.

(a)           Directors, except for the External Directors, shall be elected at the Annual General Meeting by the vote of the holders of a majority of the voting power represented at such meeting in person or by proxy and voting on the election of directors, and each director shall serve, subject to Article 42 hereof, until the Annual General Meeting next following the Annual General Meeting at which such director was appointed, or his earlier removal pursuant to this Article 42. Except with respect to the removal of External Directors, the shareholders shall be entitled to remove any Director(s) from office, by a simple majority of the voting power of the Company represented at the meeting in person or by proxy and voting thereon.

(b)           Prior to every General Meeting of the Company at which Directors are to be elected, and subject to clauses (a) and (e) of this Article and to applicable law and stock exchange rules and regulations, the Board of Directors (or a Committee thereof) shall select, by a resolution adopted by a majority of the Board of Directors (or such Committee), a number of Persons to be proposed to the Shareholders for election as Directors at such General Meeting (the “Nominees”).

(c)           Any Proposing Shareholder requesting to include on the agenda of a General Meeting a nomination of a Person to be proposed to the Shareholders for election as Director (such person, an “Alternate Nominee”), may so request  provided that it complies with this Article 39(c) and Article 25 and applicable law.  Unless otherwise determined by the Board, a Proposal Request relating to an Alternate Nominee is deemed to be a matter that is appropriate to be considered only in an Annual General Meeting. In addition to any information required to be included in accordance with applicable law, such a Proposal Request shall include information required pursuant to Article 25, and shall also set forth: (i) the name, address, telephone number, fax number and email address of the Alternate Nominee and all citizenships and residencies of the Alternate Nominee; (ii) a description of all arrangements, relations or understandings between the Proposing Shareholder(s) or any of its affiliates and each Alternate Nominee; (iii) a declaration signed by the Alternate Nominee that he consents to be named in the Company’s notices and proxy materials relating to the General Meeting, if provided or published, and, if elected, to serve on the Board of Directors and to be named in the Company’s disclosures and filings, (iv) a declaration signed by each Alternate Nominee as required under the Companies Law and any other applicable law and stock exchange rules and regulations for the appointment of such an Alternate Nominee and an undertaking that all of the information that is required under law and stock exchange rules and regulations to be provided to the Company in connection with such an appointment has been provided (including, information in respect of the Alternate Nominee as would be provided in response to the applicable disclosure requirements under Form 20-F, Schedule 14A or any other applicable form or schedule prescribed by the U.S. Securities and Exchange Commission (the “SEC”); (v) a declaration made by the Alternate Nominee of whether he meets the criteria for an independent director and/or External Director of the Company under the Companies Law and/or under any applicable law, regulation or stock exchange rules, and if not, then an explanation of why not; and (vi) any other information required at the time of submission of the Proposal Request by applicable law, regulations or stock exchange rules. In addition, the Proposing Shareholder shall promptly provide any other information reasonably requested by the Company.  The Board of Directors may refuse to acknowledge the nomination of any person not made in compliance with the foregoing. The Company shall be entitled to publish any information provided by a Proposing Shareholder pursuant to this Article 39(c) and Article 25, and the Proposing Shareholder shall be responsible for the accuracy and completeness thereof.

(d)           The Nominees or Alternate Nominees shall be elected by a resolution adopted at the General Meeting at which they are subject to election.

(e)           Notwithstanding anything to the contrary in these Articles, the election, qualification, removal or dismissal of External Directors shall be only in accordance with the applicable provisions set forth in the Companies Law.

40.	Commencement of Directorship.

Without derogating from Article 39, the term of office of a Director shall commence as of the date of his appointment or election, or on a later date if so specified in his appointment or election.

41.	Continuing Directors in the Event of Vacancies.

The Board may at any time and from time to time appoint any person as a Director to fill a vacancy (whether such vacancy is due to a Director no longer serving or due to the number of Directors serving being less than the maximum number stated in Article 38 hereof). In the event of one or more such vacancies in the Board of Directors, the continuing Directors may continue to act in every matter, provided, however, that if they number less than the minimum number provided for pursuant to Article 38 hereof, they may only act in an emergency or to fill the office of director which has become vacant up to a number equal to the minimum number provided for pursuant to Article 38 hereof, or in order to call a General Meeting of the Company for the purpose of electing Directors to fill any or all vacancies.  The office of a Director that was appointed by the Board of Directors to fill any vacancy shall only be for the remaining period of time during which the Director whose service has ended was filled would have held office, or in case of a vacancy due to the number of Directors serving being less than the maximum number stated in Article 38 hereof the Board shall determine at the time of appointment the class pursuant to Article 39 to which the additional Director shall be assigned.

42.	Vacation of Office.

The office of a Director shall be vacated and he shall be dismissed or removed:

(a)           ipso facto, upon his death;

(b)           if he is prevented by applicable law from serving as a Director;

(c)           if the Board determines that due to his mental or physical state he is unable to serve as a director;

(d)           if his directorship expires pursuant to these Articles and/or applicable law;

(e)           by a resolution adopted at a General Meeting by a simple majority of the total voting power of all issued and outstanding shares of the Company. Such removal shall become effective on the date fixed in such resolution;

(f)           by his written resignation, such resignation becoming effective on the date fixed therein, or upon the delivery thereof to the Company, whichever is later; or

(g)           with respect to an External Director, and notwithstanding anything to the contrary herein, only pursuant to applicable law.

43.	Conflict of Interests; Approval of Related Party Transactions.

Subject to the provisions of the Companies Law and these Articles, no Director shall be disqualified by virtue of his office from holding any office or place of profit in the Company or in any company in which the Company shall be a shareholder or otherwise interested, or from contracting with the Company as vendor, purchaser or otherwise, nor shall any such contract, or any contract or arrangement entered into by or on behalf of the Company in which any Director shall be in any way interested, be avoided, nor, other than as required under the Companies Law, shall any Director be liable to account to the Company for any profit arising from any such office or place of profit or realized by any such contract or arrangement by reason only of such Director's holding that office or of the fiduciary relations thereby established, but the nature of his interest, as well as any material fact or document, must be disclosed by him at the meeting of the Board of Directors at which the contract or arrangement is first considered, if his interest then exists, or, in any other case, at no later than the first meeting of the Board of Directors after the acquisition of his interest.

44.	Alternate Directors.

(a)           Subject to the provisions of the Companies Law, a Director may, by written notice to the Company, appoint, remove or replace any person as an alternate for himself; provided that the appointment of such person shall have effect only upon and subject to its being approved by the Board (in these Articles, an “Alternate Director”).   Unless the appointing Director, by the instrument appointing an Alternate Director or by written notice to the Company, limits such appointment to a specified period of time or restricts it to a specified meeting or action of the Board of Directors, or otherwise restricts its scope, the appointment shall be for all purposes, and for a period of time concurrent with the term of the appointing Director.

(b)           Any notice to the Company pursuant to Article 44(a) shall be given in person to, or by sending the same by mail to the attention of the Chairman of the Board of Directors at the principal office of the Company or to such other person or place as the Board of Directors shall have determined for such purpose, and shall become effective on the date fixed therein, upon the receipt thereof by the Company (at the place as aforesaid) or upon the approval of the appointment by the Board, whichever is later.

(c)           An Alternate Director shall have all the rights and obligations of the Director who appointed him, provided however, that (i) he may not in turn appoint an alternate for himself (unless the instrument appointing him otherwise expressly provides and such appointment is approved by the Board), and (ii) an Alternate Director shall have no standing at any meeting of the Board of Directors or any Committee thereof while the Director who appointed him is present.

(d)           Any individual, who qualifies to be a member of the Board of Directors, may act as an Alternate Director.  One person may not act as Alternate Director for several directors or if he is serving as a Director.

(e)           The office of an Alternate Director shall be vacated under the circumstances, mutatis mutandis, set forth in Article 42, and such office shall ipso facto be vacated if the office of the Director who appointed such Alternate Director is vacated, for any reason.

Proceedings of the Board of Directors

45.	Meetings.

(a)           The Board of Directors may meet and adjourn its meetings and otherwise regulate such meetings and proceedings as the Directors think fit.

(b)           Any Director may at any time, and the Secretary, upon the request of such Director, shall, convene a meeting of the Board of Directors, but not less than five (5) days' notice shall be given of any meeting so convened, unless such notice is waived in writing by all of the Directors as to a particular meeting or unless the matters to be discussed at such meeting are of such urgency and importance that notice ought reasonably to be waived under the circumstances.

(c)           Notice of any such meeting shall be given in writing.

(d)           Notwithstanding anything to the contrary herein, failure to deliver notice to a director of any such meeting in the manner required hereby may be waived by such Director, and a meeting shall be deemed to have been duly convened notwithstanding such defective notice if such failure or defect is waived prior to action being taken at such meeting, by all Directors entitled to participate at such meeting to whom notice was not duly given as aforesaid.  Without derogating from the foregoing, no Director present at any time during a meeting of the Board of Directors shall be entitled to seek the cancellation or invalidation of any proceedings or resolutions adopted at such meeting on account of any defect in the notice of such meeting relating to the date, time or the place thereof or the convening of the meeting.

46.	Quorum.

Until otherwise unanimously decided by the Board of Directors, a quorum at a meeting of the Board of Directors shall be constituted by the presence in person or by any means of communication of a majority of the Directors then in office who are lawfully entitled to participate and vote in the meeting.  No business shall be transacted at a meeting of the Board of Directors unless the requisite quorum is present (in person or by any means of communication) when the meeting proceeds to business.

47.	Chairman of the Board of Directors.

The Board of Directors shall, from time to time, elect one of its members to be the Chairman of the Board of Directors, remove such Chairman from office and appoint in his place.  The Chairman of the Board of Directors shall preside at every meeting of the Board of Directors, but if there is no such Chairman, or if at any meeting he is not present within fifteen (15) minutes of the time fixed for the meeting or if he is unwilling to take the chair, the Directors present shall choose one of the Directors present at the meeting to be the Chairman of such meeting.  The office of Chairman of the Board of Directors shall not, by itself, entitle the holder to a second or casting vote.

48.	Validity of Acts Despite Defects.

All acts done or transacted at any meeting of the Board of Directors, or of a Committee of the Board of Directors, or by any person(s) acting as Director(s), shall, notwithstanding that it may afterwards be discovered that there was some defect in the appointment of the participants in such meeting or any of them or any person(s) acting as aforesaid, or that they or any of them were disqualified, be as valid as if there were no such defect or disqualification.

Chief Executive Officer

49.	Chief Executive Officer.

(a)           The Board of Directors shall from time to time appoint one or more persons, whether or not Directors, as Chief Executive Officer of the Company and may confer upon such person(s), and from time to time modify or revoke, such titles and such duties and authorities of the Board of Directors as the Board of Directors may deem fit, subject to such limitations and restrictions as the Board of Directors may from time to time prescribe.  Such appointment(s) may be either for a fixed term or without any limitation of time, and the Board of Directors may from time to time (subject to any additional approvals required under, and the provisions of, the Companies Law and of any contract between any such person and the Company) fix their salaries and compensation, remove or dismiss them from office and appoint another or others in his or their place or places.

(b)           Unless otherwise determined by the Board of Directors, the Chief Executive Officer shall have authority with respect of the management and operations of the Company in the ordinary course of business.

Minutes

50.	Minutes.

Any minutes of the General Meeting or the Board of Directors or any Committee, if purporting to be signed by the Chairman of the General Meeting, the Board or such Committee, as the case may be, or by the Chairman of the next succeeding General Meeting, meeting of the Board or meeting of such Committee, as the case may be, shall constitute prima facie evidence of the matters recorded therein.

Dividends

51.	Declaration of Dividends.

The Board of Directors may from time declare, and cause the Company to pay, such dividend as may appear to the Board of Directors to be justified by the profits of the Company and as permitted by the Companies Law.  The Board of Directors shall determine the time for payment of such dividends and the record date for determining the Shareholders entitled thereto.

52.	Amount Payable by Way of Dividends.

(a)           Subject to the provisions of these Articles and subject to the rights or conditions attached at that time to any share in the capital of the Company granting preferential, special or deferred rights or not granting any rights with respect to dividends, any dividend paid by the Company shall be allocated among the Shareholders (not in default in payment of any sum referred to in Article 13 hereof) entitled thereto in proportion to their respective holdings of the shares in respect of which such dividends are being paid.

(b)           Whenever the rights attached to any shares or the terms of issue of the shares do not provide otherwise, shares which are fully paid up or which are credited as fully or partly paid within any period which in respect thereof dividends are paid shall entitle the holders thereof to a dividend in proportion to the amount paid up or credited as paid up in respect of the nominal value of such shares and to the date of payment thereof (pro rata temporis).

53.	Interest.

No dividend shall carry interest as against the Company.

54.	Payment in Specie.

Upon the Board of Directors may determine that the Company (i) may cause any moneys, investments, or other assets forming part of the undivided profits of the Company, standing to the credit of a reserve fund, or to the credit of a reserve fund for the redemption of capital, or in the hands of the Company and available for dividends, or representing premiums received on the issuance of shares and standing to the credit of the share premium account, to be capitalized and distributed among such of the Shareholders as would be entitled to receive the same if distributed by way of dividend and in the same proportion, on the footing that they become entitled thereto as capital, or may cause any part of such capitalized fund to be applied on behalf of such Shareholders in paying up in full, either at par or at such premium as the resolution may provide, any unissued shares or debentures or debenture stock of the Company which shall be distributed accordingly, in payment, in full or in part, of the uncalled liability on any issued shares or debentures or debenture stock; and (ii) may cause such distribution or payment to be accepted by such Shareholders in full satisfaction of their interest in the said capitalized sum.

55.	Implementation of Powers.

For the purpose of giving full effect to any resolution under Article 54, and without derogating from the provisions of Article 56 hereof, the Board of Directors may settle any difficulty which may arise in regard to the distribution as it thinks expedient, and, in particular, may fix the value for distribution of any specific assets and may determine that cash payments shall be made to any Shareholders upon the basis of the value so fixed, or that fractions of less value than a certain determined value may be disregarded in order to adjust the rights of all parties, and may vest any such cash, shares, debentures, debenture stock or specific assets in trustees upon such trusts for the persons entitled to the dividend or capitalized fund as may seem expedient to the Board of Directors.  Where required under applicable law, a proper instrument shall be executed in accordance with Section 291 of the Companies Law, and the Board of Directors may appoint any person to sign such contract on behalf of the persons entitled to the dividend or capitalized fund.

56.	Deductions from Dividends.

The Board of Directors may deduct from any dividend or other moneys payable to any Shareholder in respect of a share any and all sums of money then payable by him to the Company on account of calls or otherwise in respect of shares of the Company and/or on account of any other matter of transaction whatsoever.

57.	Retention of Dividends.

(a)           The Board of Directors may retain any dividend or other moneys payable or property distributable in respect of a share on which the Company has a lien, and may apply the same in or toward satisfaction of the debts, liabilities, or engagements in respect of which the lien exists.

(b)           The Board of Directors may retain any dividend or other moneys payable or property distributable in respect of a share in respect of which any person is, under Articles 21 or 22, entitled to become a Shareholder, or which any person is, under said Articles, entitled to transfer, until such person shall become a Shareholder in respect of such share or shall transfer the same.

58.	Unclaimed Dividends.

All unclaimed dividends or other moneys payable in respect of a share may be invested or otherwise made use of by the Board of Directors for the benefit of the Company until claimed.  The payment by the Directors of any unclaimed dividend or such other moneys into a separate account shall not constitute the Company a trustee in respect thereof, and any dividend unclaimed after a period of seven (7) years from the date of declaration of such dividend, and any such other moneys unclaimed after a like period from the date the same were payable, shall be forfeited and shall revert to the Company, provided, however, that the Board of Directors may, at its discretion, cause the Company to pay any such dividend or such other moneys, or any part thereof, to a person who would have been entitled thereto had the same not reverted to the Company.  The principal (and only the principal) of any unclaimed dividend of such other moneys shall be if claimed, paid to a person entitled thereto.

59.	Mechanics of Payment.

Any dividend or other moneys payable in cash in respect of a share may be paid by check or warrant sent through the post to, or left at, the registered address of the person entitled thereto or by transfer to a bank account specified by such person (or, if two or more persons are registered as joint holders of such share or are entitled jointly thereto in consequence of the death or bankruptcy of the holder or otherwise, to the joint holder whose name is registered first in the Register of Shareholders or his bank account or the person who the Company may then recognize as the owner thereof or entitled thereto under Article 21 or 22hereof, as applicable, or such person's bank account), or to such person and at such other address as the person entitled thereto may by writing direct, or in any other manner the Board deems appropriate.  Every such check or warrant or other method of payment shall be made payable to the order of the person to whom it is sent, or to such person as the person entitled thereto as aforesaid may direct, and payment of the check or warrant by the banker upon whom it is drawn shall be a good discharge to the Company.

60.	Receipt from a Joint Holder.

If two or more persons are registered as joint holders of any share, or are entitled jointly thereto in consequence of the death or bankruptcy of the holder or otherwise, any one of them may give effectual receipts for any dividend or other moneys payable or property distributable in respect of such share.

Accounts

61.	Books of Account.

The Company's books of account shall be kept at the Office of the Company, or at such other place or places as the Board of Directors may think fit, and they shall always be open to inspection by all Directors.  No Shareholder, not being a Director, shall have any right to inspect any account or book or other similar document of the Company, except as conferred by law or authorized by the Board of Directors.  The Company shall make copies of its annual financial statements available for inspection by the Shareholders at the principal offices of the Company.  The Company shall not be required to send copies of its annual financial statements to Shareholders.

62.	Auditors.

The appointment, authorities, rights and duties of the auditor(s) of the Company, shall be regulated by applicable law, provided, however, that in exercising its authority to fix the remuneration of the auditor(s), the Shareholders in General Meeting may act (and in the absence of any action in connection therewith shall be deemed to have so acted) to authorize the Board of Directors (with right of delegation to management) to fix such remuneration subject to such criteria or standards, and if no such criteria or standards are so provided, such remuneration shall be fixed in an amount commensurate with the volume and nature of the services rendered by such auditor(s).

Supplementary Registers

63.	Supplementary Registers.

Subject to and in accordance with the provisions of Sections 138 and 139 of the Companies Law, the Company may cause supplementary registers to be kept in any place outside Israel as the Board of Directors may think fit, and, subject to all applicable requirements of law, the Board of Directors may from time to time adopt such rules and procedures as it may think fit in connection with the keeping of such supplementary registers.

Exemption, Indemnity and Insurance

64.	Insurance.

Subject to the provisions of the Companies Law with regard to such matters, the Company may enter into a contract for the insurance of the liability, in whole or in part, of any of its Office Holders imposed on such Office Holder due to an act performed by the Office Holder in the Office Holder’s capacity as an Office Holder of the Company arising from any matter permitted by law, including the following:

(a)           a breach of duty of care to the Company or to any other person;

(b)           a breach of his fiduciary duty to the Company, provided that the Office Holder acted in good faith and had reasonable grounds to assume that act that resulted in such breach would not prejudice the interests of the Company;

(c)           a financial liability imposed on such Office Holder in favor of any other person; and

(d)           any other event, occurrence, matters or circumstances under any law with respect to which the Company may, or will be able to, insure an Office Holder, and to the extent such law requires the inclusion of a provision permitting such insurance in these Articles, then such provision is deemed to be included and incorporated herein by reference (including, without limitation, in accordance with Section 56h(b)(1) of the Securities Law, if and to the extent applicable, and Section 50P of the RTP Law).

65.	Indemnity.

(a)           Subject to the provisions of the Companies Law, the Company may retroactively indemnify an Office Holder of the Company with respect to the following liabilities and expenses, provided that such liabilities or expenses were imposed on such Office Holder or incurred by such Office Holder due to an act performed by the Office Holder in such Office Holder's capacity as an Office Holder of the Company:

(i)           a financial liability imposed on an Office Holder in favor of another person by any court judgment, including a judgment given as a result of a settlement or an arbitrator’s award which has been confirmed by a court in respect of an act performed by the Office Holder;

(ii)           reasonable litigation expenses, including attorneys’ fees, expended by the Office Holder as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, or in connection with a financial sanction, provided that (1) no indictment (as defined in the Companies Law) was filed against such office holder as a result of such investigation or proceeding; and (2) no financial liability in lieu of a criminal proceeding (as defined in the Companies Law) was imposed upon him or her as a result of such investigation or proceeding or if such financial liability was imposed, it was imposed with respect to an offence that does not require proof of criminal intent;

(iii)           reasonable litigation costs, including attorney’s fees, expended by an Office Holder or which were imposed on an Office Holder by a court in proceedings filed against the Office Holder by the Company or in its name or by any other person or in a criminal charge in respect of which the Office Holder was acquitted or in a criminal charge in respect of which the Office Holder was convicted for an offence which did not require proof of criminal intent; and

(iv)           any other event, occurrence, matter or circumstances under any law with respect to which the Company may, or will be able to, indemnify an Office Holder, and to the extent such law requires the inclusion of a provision permitting such indemnity in these Articles, then such provision is deemed to be included and incorporated herein by reference (including, without limitation, in accordance with Section 56h(b)(1) of the Israeli Securities Law, if and to the extent applicable, and Section 50P(b)(2) of the RTP Law).

(b)           Subject to the provisions of the Companies Law, the Company may undertake to indemnify an Office Holder, in advance, with respect to those liabilities and expenses described in the following Articles:

(i)           Sub-Article 65(a)(ii) to 65(a)(iv); and

(ii)           Sub-Article 65(a)(i), provided that:

(1)         the undertaking to indemnify is limited to such events which the Directors shall deem to be likely to occur in light of the operations of the Company at the time that the undertaking to indemnify is made and for such amounts or criterion which the Directors may, at the time of the giving of such undertaking to indemnify, deem to be reasonable under the circumstances; and

(2)         the undertaking to indemnify shall set forth such events which the Directors shall deem to be likely to occur in light of the operations of the Company at the time that the undertaking to indemnify is made, and the amounts and/or criterion which the Directors may, at the time of the giving of such undertaking to indemnify, deem to be reasonable under the circumstances.

66.	Exemption.

Subject to the provisions of the Companies Law, the Company may exempt and release, in advance, any Office Holder from any liability for damages arising out of a breach of a duty of care towards the Company.

67.	General.

(a)           Any amendment to the Companies Law adversely affecting the right of any Office Holder to be indemnified or insured pursuant to Articles 64 to 66 and any amendments to Articles 64 to 66 shall be prospective in effect, and shall not affect the Company’s obligation or ability to indemnify or insure an Office Holder for any act or omission occurring prior to such amendment, unless otherwise provided by applicable law.

(b)           The provisions of Articles 64 to 66 (i) shall apply to the maximum extent permitted by law (including, the Companies Law, the Securities Law and the RTP Law); and (ii) are not intended, and shall not be interpreted so as to restrict the Company, in any manner, in respect of the procurement of insurance and/or in respect of indemnification (whether in advance or retroactively) and/or exemption, in favor of any person who is not an Office Holder, including, without limitation, any employee, agent, consultant or contractor of the Company who is not an Office Holder; and/or any Office Holder to the extent that such insurance and/or indemnification is not specifically prohibited under law.

Winding Up

68.	Winding Up.

If the Company is wound up, then, subject to applicable law and to the rights of the holders of shares with special rights upon winding up, the assets of the Company available for distribution among the Shareholders shall be distributed to them in proportion to the nominal value of their respective holdings of the shares in respect of which such distribution is being made.

Notices

69.	Notices.

(a)           Any written notice or other document may be served by the Company upon any Shareholder either personally, by facsimile, email or other electronic transmission, or by sending it by prepaid mail (airmail if sent internationally) addressed to such Shareholder at his address as described in the Register of Shareholders or such other address as he may have designated in writing for the receipt of notices and other documents.

(b)           Any written notice or other document may be served by any Shareholder upon the Company by tendering the same in person to the Secretary or the Chief Executive Officer of the Company at the principal office of the Company, by facsimile transmission, or by sending it by prepaid registered mail (airmail if posted outside Israel) to the Company at its Office.

(c)           Any such notice or other document shall be deemed to have been served:

(i)           in the case of mailing, forty-eight (48) hours after it has been posted, or when actually received by the addressee if sooner than forty-eight hours after it has been posted, or

(ii)           in the case of overnight air courier, on the next business day following the day sent, with receipt confirmed by the courier, or when actually received by the addressee if sooner than three business days after it has been sent;

(iii)           in the case of personal delivery, when actually tendered in person, to such addressee.

(iv)           in the case of facsimile, email or other electronic transmission, the on the first business day (during normal business hours in place of addressee) on which the sender receives automatic electronic confirmation by the addressee’s facsimile machine that such notice was received by the addressee or delivery confirmation from the addressee’s email or other communication server.

(d)           If a notice is, in fact, received by the addressee, it shall be deemed to have been duly served, when received, notwithstanding that it was defectively addressed or failed, in some other respect, to comply with the provisions of this Article 69.

(e)           All notices to be given to the Shareholders shall, with respect to any share to which persons are jointly entitled, be given to whichever of such persons is named first in the Register of Shareholders, and any notice so given shall be sufficient notice to the holders of such share.

(f)           Any Shareholder whose address is not described in the Register of Shareholders, and who shall not have designated in writing an address for the receipt of notices, shall not be entitled to receive any notice from the Company.

(g)           Notwithstanding anything to the contrary contained herein, notice by the Company of a General Meeting, containing the information required by applicable law and these Articles to be set forth therein, which is published, within the time otherwise required for giving notice of such meeting, in either/both of the following manners (as applicable) shall  be deemed to be notice of such meeting duly given, for the purposes of these Articles, to any Shareholder whose address as registered in the Register of Shareholders (or as designated in writing for the receipt of notices and other documents) is located either inside or outside the State of Israel:

(i)           if the Company's shares are then listed for trading on the Tel Aviv Stock Exchange, publication of notice of a General Meeting in at least two daily newspapers in the State of Israel (or in such other publications (if any) as may otherwise be required from time to time under the Companies Law regulations); and

(ii)           if the Company's shares are then listed for trading on a national securities exchange in the United States or quoted in an over-the-counter market in the United States, publication of notice of a General Meeting in a press release via an international wire service, and the furnishing of such press release in a Report of Foreign Private Issuer on Form 6-K (or an equivalent form subsequently adopted by the SEC) to the SEC.

(g)           The mailing or publication date and the record date and/or date of the meeting (as applicable) shall be counted among the days comprising any notice period under the Companies Law and the regulations thereunder.

Annex B

INDEMNIFICATION AGREEMENT

THIS INDEMNIFICATION AGREEMENT (the “Agreement”), dated as of __________, 2016, is entered into by and between RADA Electronic Industries Ltd., an Israeli company whose address is 7 Giborei Israel Street, Netanya 4250407, Israel (the “Company”), and the undersigned Director or Officer of the Company whose name appears on the signature page hereto officer (the “Indemnitee”).

WHEREAS,	Indemnitee is an Office Holder (“Nosse Misra”), as such term is defined in the Companies Law, 5759–1999, as amended (the “Companies Law” and “Office Holder” respectively), of the Company;

WHEREAS,
both the Company and Indemnitee recognize the increased risk of litigation and other claims being asserted against Office Holders of companies and that highly competent persons have become more reluctant to serve corporations as directors and officers or in other capacities unless they are provided with adequate protection through insurance or adequate indemnification against inordinate risks of claims and actions against them arising out of their service to, and activities on behalf of, companies;

WHEREAS,
the Articles of Association of the Company authorize the Company to indemnify and advance expenses to its Office Holders and provide for insurance and exculpation to its Office Holders, in each case, to the fullest extent permitted by applicable law;

WHEREAS,
the Company has determined that (i) the increased difficulty in attracting and retaining competent persons is detrimental to the best interests of the Company’s shareholders and that the Company should act to assure such persons that there will be increased certainty of such protection in the future, (ii) and it is reasonable, prudent and necessary for the Company contractually to obligate itself to indemnify, and to advance expenses on behalf of, such persons to the fullest extent permitted by applicable law, so that they will serve or continue to serve the Company free from undue concern that they will not be so indemnified; and

WHEREAS,
in recognition of Indemnitee’s need for substantial protection against personal liability in order to assure Indemnitee’s continued service to the Company in an effective manner and, in part, in order to provide Indemnitee with specific contractual assurance that the indemnification, insurance and exculpation afforded by the Articles of Association will be available to Indemnitee, the Company wishes to undertake in this Agreement for the indemnification of and the advancing of expenses to Indemnitee to the fullest extent permitted by applicable law and as set forth in this Agreement and provide for insurance and exculpation of Indemnitee as set forth in this Agreement.

NOW, THEREFORE, the parties hereto agree as follows:

1.	INDEMNIFICATION AND INSURANCE.

1.1.
The Company hereby undertakes to indemnify Indemnitee to the fullest extent permitted by applicable law for any liability and expense specified in Sections 1.1.1 through 1.1.4 below, imposed on Indemnitee due to or in connection with an act performed by such Indemnitee, after the date hereof, in Indemnitee’s capacity as an Office Holder, including, without limitation, as a director, officer, employee, agent or fiduciary of the Company, any subsidiary thereof or any another corporation, collaboration, partnership, joint venture, trust or other enterprise, in which Indemnitee serves at any time at the request of the Company (the “Corporate Capacity”). The term “act performed in Indemnitee’s capacity as an Office Holder” shall include, without limitation, any act, omission and failure to act and any other circumstances relating to or arising from Indemnitee’s service in a Corporate Capacity. Notwithstanding the foregoing, in the event that the Office Holder is the beneficiary of an indemnification undertaking provided by a subsidiary of the Company or any other entity (other than a Secondary Indemnitor (as defined below)), with respect to his Corporate Capacity with such subsidiary or entity, then the indemnification obligations of the Company hereunder with respect to such Corporate Capacity shall only apply to the extent that the indemnification by such subsidiary or other entity does not actually fully cover the indemnifiable liabilities and expenses relating thereto. The following shall be hereinafter referred to as “Indemnifiable Events”:

1.1.1.
Financial liability imposed on Indemnitee in favor of any person pursuant to a judgment, including a judgment rendered in the context of a settlement or an arbitrator’s award approved by a court. For purposes of Section 1 of this Agreement, the term “person” shall include, without limitation, a natural person, firm, partnership, joint venture, trust, company, corporation, limited liability entity, unincorporated organization, estate, government, municipality, or any political, governmental, regulatory or similar agency or body;

1.1.2.
Reasonable Expenses (as defined below) expended or incurred by Indemnitee as a result of an investigation or any proceeding instituted against the Indemnitee by an authority that is authorized to conduct an investigation or proceeding, and that was concluded without filing an indictment against the Indemnitee and without imposing on the Indemnitee a financial obligation in lieu of a criminal proceeding, or that was concluded without filing an indictment against the Indemnitee but imposing a financial obligation in lieu of a criminal proceeding in an offence that does not require proof of mens rea, or in connection with a financial sanction. In this section “conclusion of a proceeding without filing an indictment in a matter in which a criminal investigation has been instigated” and “financial liability in lieu of a criminal proceeding” shall have the meaning assigned to such terms under the Companies Law, and the term "financial sanction" shall mean such term as referred to in Section 260(a)(1a) of the Companies Law;

1.1.3.
Reasonable Expenses incurred by or charged to Indemnitee by a court, in a proceeding instituted against him by the Company or on its behalf or by another person, or in a criminal charge from which he was acquitted or in which he was convicted of an offence that does not require proof of Mens Rea; and

1.1.4.
Any other event, occurrence, matter or circumstances under any law with respect to which the Company may, or will be able to, indemnify an Office Holder (including, without limitation, in accordance with Section 56h(b)(1) of the Israeli Securities Law 5728-1968 (the “Israeli Securities Law”), if applicable, and Section 50P(b)(2) of the Israeli Restrictive Trade Practices Law, 5758-1988 (the “RTP Law”)).

For the purpose of this Agreement, “Expenses” shall include, without limitation, attorneys’ fees and all other costs, expenses and obligations paid or incurred by Indemnitee in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to defend, be a witness in or participate in any claim relating to any matter for which indemnification hereunder may be provided. Expenses shall be considered paid or incurred by Indemnitee at such time as Indemnitee is required to pay or incur such cost or expenses, including upon receipt of an invoice or payment demand. The Company shall pay the Expenses in accordance with the provisions of Section1.3.

1.2.
Notwithstanding anything herein to the contrary, the Company’s undertaking to indemnify the Indemnitee in advance under Section 1.1.1 shall only be with respect to events described in Exhibit A hereto. The Board of Directors of the Company (the “Board”) has determined that the categories of events listed in Exhibit A are likely to occur in light of the operations of the Company. The maximum amount of indemnification payable by the Company under Section 1.1.1 of this Agreement with respect to all persons with respect to whom the Company undertook to indemnify under agreements similar to this Agreement (the “Indemnifiable Persons”), per each specific event of the categories described in Exhibit A shall be as set forth in Exhibit A hereto (the “Limit Amount”). If the Limit Amount is insufficient to cover all the indemnity amounts payable with respect to all Indemnifiable Persons, then such amount shall be allocated to such Indemnifiable Persons pro rata according to the percentage of their culpability, as finally determined by a court in the relevant claim, or, absent such determination or in the event such persons are parties to different claims, based on an equal pro rata allocation among such Indemnifiable Persons. The Limit Amount payable by the Company as described in Exhibit A is deemed by the Company to be reasonable in light of the circumstances. The indemnification provided under Section 1.1.1 herein shall not be subject to the limitations imposed by this Section 1.2 and Exhibit A if and to the extent such limits are no longer required by the Companies Law.

1.3.
If so requested by Indemnitee, and subject to the Company’s repayment and reimbursements rights set forth in Sections 3 and 5 below, the Company shall pay amounts to cover Indemnitee’s Expenses with respect to which Indemnitee is entitled to be indemnified under Section 1.1 above, as and when incurred. The payments of such amounts shall be made by the Company directly to the Indemnitee’s legal and other advisors, as soon as practicable, but in any event no later than fifteen (15) days after written demand by such Indemnitee therefor to the Company, and any such payment shall be deemed to constitute indemnification hereunder. As part of the aforementioned undertaking, the Company will make available to Indemnitee any security or guarantee that Indemnitee may be required to post in accordance with an interim decision given by a court, governmental or administrative body, or an arbitrator, including for the purpose of substituting liens imposed on Indemnitee’s assets.

1.4.
The Company’s obligation to indemnify Indemnitee and advance Expenses in accordance with this Agreement shall be for such period (the “Indemnification Period”) as Indemnitee shall be subject to any actual, possible or threatened claim, action, suit, demand or proceeding or any inquiry or investigation, whether civil, criminal or investigative, arising out of the Indemnitee’s service in the Corporate Capacity as described in Section 1.1 above as of the date hereof, whether or not Indemnitee is still serving in such position.

1.5.
To the extent that the Company maintains an insurance policy or policies providing liability insurance for directors and officers, Indemnitee shall be covered by such policy or policies in accordance with its or their terms to the maximum extent of the coverage available for any director or officer under such policy or policies. The Company hereby undertakes to notify the Indemnitee 30 days prior to the expiration or termination of such insurance policy or policies.

1.6.
The Company undertakes to give prompt written notice of the commencement of any claim hereunder to the insurers in accordance with the procedures set forth in each of the policies. The Company shall thereafter diligently take all actions reasonably necessary under the circumstances to cause such insurers to pay, on behalf of Indemnitee, all amounts payable as a result of such action, suit, proceeding, inquiry or investigation in accordance with the terms of such policies. The above shall not derogate from Company’s authority to freely negotiate or reach any compromise with the insurer which is reasonable at the Company’s sole discretion provided that the Company shall act in good faith and in a diligent manner.

2.	SPECIFIC LIMITATIONS ON INDEMNIFICATION.

Notwithstanding anything to the contrary in this Agreement, the Company shall not indemnify or advance Expenses to Indemnitee with respect to (i) any act, event or circumstance with respect to which it is prohibited to do so under applicable law, or (ii) a counter claim made by the Company or in its name in connection with a claim against the Company filed by the Indemnitee.

3.	REPAYMENT OF EXPENSES.

3.1.
In the event that the Company provides or is required to provide indemnification with respect to Expenses hereunder and at any time thereafter the Company determines, based on advise from its legal counsel, that the Indemnitee was not entitled to such payments, the amounts so indemnified by the Company will be promptly repaid by Indemnitee, unless the Indemnitee disputes the Company’s determination, in which case the Indemnitee’s obligation to repay to the Company shall be postponed until such dispute is resolved.

3.2.
Indemnitee’s obligation to repay to the Company for any Expenses or other sums paid hereunder shall be deemed as a loan given to Indemnitee by the Company subject to the minimum interest rate prescribed by Section 3(9) of the Income Tax Ordinance [New Version], 1961, or any other legislation replacing it, which is not considered a taxable benefit.

4.	SUBROGATION.

4.1.
Except as set forth in Section 4.2 below, In the event of payment under this Agreement, the Company shall be subrogated to the extent of such payment to all of the rights of recovery of Indemnitee, who shall execute all documents required and shall do everything that may be necessary to secure such rights, including the execution of such documents necessary to enable the Company effectively to bring suit to enforce such rights.

4.2.
The Company hereby acknowledges that Indemnitee has certain rights to indemnification, advancement of expenses and/or insurance provided by venture shareholder(s) of the Company and certain of its affiliates (collectively, the “Secondary Indemnitors”).  The Company hereby agrees (i) that it is the indemnitor of first resort (i.e., its obligations to Indemnitee are primary and any obligation of the Secondary Indemnitors to advance expenses or to provide indemnification for the same expenses or liabilities incurred by Indemnitee are secondary), (ii) that it shall be required to advance the full amount of expenses incurred by Indemnitee and shall be liable for the full amount of all Expenses, judgments, penalties, fines and amounts paid in settlement to the extent legally permitted and as required by the terms of this Agreement and the Articles of Association of the Company (or any other agreement between the Company and Indemnitee), without regard to any rights Indemnitee may have against the Secondary Indemnitors, and, (iii )that it irrevocably waives, relinquishes and releases the Secondary Indemnitors from any and all claims against the Secondary Indemnitors for contribution, subrogation or any other recovery of any kind in respect thereof.  The Company further agrees that no advancement or payment by the Secondary Indemnitors on behalf of Indemnitee with respect to any claim for which Indemnitee has sought indemnification from the Company shall affect the foregoing and the Secondary Indemnitors shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of Indemnitee against the Company. The Company and Indemnitee agree that the Secondary Indemnitors are express third party beneficiaries of the terms of this Section 4.2.

5.	REIMBURSEMENT.

Except as set forth in Section 4.2 above, The Company shall not be liable under this Agreement to make any payment in connection with any Indemnifiable Event to the extent Indemnitee has otherwise actually received payment under any insurance policy or otherwise (without any obligation of Indemnitee to repay any such amount) of the amounts otherwise indemnifiable hereunder. Any amounts paid to Indemnitee under such insurance policy or otherwise after the Company has indemnified Indemnitee for such liability or Expense shall be repaid to the Company promptly upon receipt by Indemnitee, in accordance with the terms set forth in Section 3.2.

6.	EFFECTIVENESS.

This Agreement shall be valid, binding and enforceable in accordance with its terms and shall be in full force and effect immediately upon its approval by the Company’s general meeting of shareholders.

7.	NOTIFICATION AND DEFENSE OF CLAIM.

Indemnitee shall notify the Company of the commencement of any action, suit or proceeding, and of the receipt of any notice or threat that any such legal proceeding has been or shall or may be initiated against Indemnitee (including any proceedings by or against the Company and any subsidiary thereof), promptly upon Indemnitee first becoming so aware; but the omission so to notify the Company will not relieve the Company from any liability which it may have to Indemnitee under this Agreement unless and to the extent that such failure to provide notice materially and adversely prejudices the Company’s ability to defend such action. Notice to the Company shall be directed to the Chief Executive Officer or Chief Financial Officer of the Company at the address shown in the preamble to this Agreement (or such other address as the Company shall designate in writing to Indemnitee). With respect to any such action, suit or proceeding as to which Indemnitee notifies the Company of the commencement thereof and without derogating from Sections 1.1 and 2:

7.1.	The Company will be entitled to participate therein at its own expense.

7.2.
Except as otherwise provided below, the Company, alone or jointly with any other indemnifying party similarly notified, will be entitled to assume the defense thereof, with counsel selected by the Company which counsel is reasonably reputable with experience in the relevant field. Indemnitee shall have the right to employ his or her own counsel in such action, suit or proceeding, but the fees and expenses of such counsel incurred after notice from the Company of its assumption of the defense thereof shall be at the expense of Indemnitee, unless: (i) the employment of counsel by Indemnitee has been authorized in writing by the Company; (ii) the Company shall have, in good faith, reasonably concluded based on a written opinion of an independent legal counsel that there may be a conflict of interest under the law and rules of attorney professional conduct applicable to such claim between the Company and Indemnitee in the conduct of the defense of such action; or (iii) the Company has not in fact employed counsel to assume the defense of such action, in which cases the reasonable fees and expenses of counsel shall be at the expense of the Company. The Company shall not be entitled to assume the defense of any action, suit or proceeding brought by or on behalf of the Company or as to which the Company shall have reached the conclusion specified in (ii) above.

7.3.
The Company shall not be liable to indemnify Indemnitee under this Agreement for any amounts or expenses paid in connection with a settlement of any action, claim or otherwise, effected without the Company’s prior written consent.

7.4.
The Company shall have the right to conduct the defense as it sees fit in its sole discretion (provided that the Company shall conduct the defense in good faith and in a diligent manner), including the right to settle or compromise any claim or to consent to the entry of any judgment against Indemnitee without the consent of the Indemnitee, provided that, the amount of such settlement, compromise or judgment does not exceed the Limit Amount (if applicable) and is fully indemnifiable pursuant to this Agreement (subject to Section 1.2 of this Agreement) and/or applicable law, and any such settlement, compromise or judgment does not  impose any penalty or limitation on Indemnitee without the Indemnitee’s prior written consent. The Indemnitee’s consent shall not be required if the settlement includes a complete release of Indemnitee, does not contain any admission of wrong-doing by Indemnitee, and includes monetary sanctions only as provided above. In the case of criminal proceedings the Company and/or its legal counsel will not have the right to plead guilty or agree to a plea-bargain in the Indemnitee’s name without the Indemnitee’s prior written consent. Neither the Company nor Indemnitee will unreasonably withhold or delay their consent to any proposed settlement.

7.5.
Indemnitee shall fully cooperate with the Company and shall give the Company all information and access to documents, files and to his advisors and representatives as shall be within Indemnitee’s power, in every reasonable way as may be required by the Company with respect to any claim which is the subject matter of this Agreement and in the defense of other claims asserted against the Company (other than claims asserted by Indemnitee), provided that the Company shall cover all expenses, costs and fees incidental thereto such that the Indemnitee will not be required to pay or bear such expenses, costs and fees.

8.	EXCULPATION.

Subject to the provisions of the Companies Law, following the date hereof, the Company hereby releases, in advance, the Office Holder from liability to the Company for any damage that arises from the breach of the Office Holder’s duty of care to the Company (within the meaning of such terms under Sections 252 and 253 of the Companies Law), other than breach of the duty of care towards the Company in a distribution (as such term is defined in the Companies Law).

9.	NON-EXCLUSIVITY.

The rights of the Indemnitee hereunder shall not be deemed exclusive of any other rights Indemnitee may have under the Company’s Articles of Association, applicable law or otherwise, and to the extent that during the Indemnification Period the indemnification rights of the then serving directors and officers are more favorable to such directors or officers than the indemnification rights provided under this Agreement to Indemnitee, Indemnitee shall be entitled to the full benefits of such more favorable indemnification rights to the extent permitted by law.

10.	PARTIAL INDEMNIFICATION.

If Indemnitee is entitled under any provision of this Agreement to indemnification by the Company for some or a portion of the expenses, judgments, fines or penalties actually or reasonably incurred by Indemnitee in connection with any proceedings, but not, however, for the total amount thereof, the Company shall nevertheless indemnify Indemnitee for the portion of such expenses, judgments, fines or penalties to which Indemnitee is entitled under any provision of this Agreement. Subject to the provisions of Section 5 above, any amount received by Indemnitee (under any insurance policy or otherwise) shall not reduce the Limit Amount hereunder and shall not derogate from the Company’s obligation to indemnify the Indemnitee in accordance with the provisions of this Agreement up to the Limit Amount, as set forth in Section 1.2.

11.	BINDING EFFECT.

This Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns. In the event of a merger or consolidation of the Company or a transfer or disposition of all or substantially all of the business or assets of the Company, the Indemnitee shall be entitled to the same indemnification and insurance provisions as the most favorable indemnification and insurance provisions afforded to the then-serving Office Holders of the Company. In the event that in connection with such transaction the Company purchases a directors and officers’ “tail” or “run-off” policy for the benefit of its then serving Office Holders, then such policy shall cover Indemnitee and such coverage shall be deemed to be in satisfaction of the insurance requirements under this Agreement. This Agreement shall continue in effect during the Indemnification Period regardless of whether Indemnitee continues to serve in a Corporate Capacity.

Any amendment to the Companies Law, the Israeli Securities Law, the RTP Law or other applicable law adversely affecting the right of the Indemnitee to be indemnified[, insured or released] pursuant hereto shall be prospective in effect, and shall not affect the Company’s obligation or ability to indemnify [or insure] the Indemnitee for any act or omission occurring prior to such amendment, unless otherwise provided by applicable law.

12.	SEVERABILITY.

The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof.  If any provision of this Agreement, or the application thereof or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

13.	NOTICE.

All notices and other communications pursuant to this Agreement shall be in writing and shall be deemed provided if delivered personally, telecopied, sent by electronic facsimile, email, reputable overnight courier or mailed by registered or certified mail (return receipt requested), postage prepaid, to the parties at the addresses shown in the preamble to this Agreement, or to such other address as the party to whom notice is to be given may have furnished to the other party hereto in writing in accordance herewith. Any such notice or communication shall be deemed to have been delivered and received (i) in the case of personal delivery, on the date of such delivery, (ii) in the case of telecopier or an electronic facsimile or email, one business day after the date of transmission if confirmation of receipt is received, (iii) in the case of a reputable overnight courier, three business days after deposit with such reputable overnight courier service, and (iv) in the case of mailing, on the seventh business day following that on which the mail containing such communication is posted.

14.	GOVERNING LAW; JURISDICTION.

This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Israel, without giving effect to the conflicts of law provisions of those laws. The Company and Indemnitee each hereby irrevocably consent to the jurisdiction and venue of the courts of Tel Aviv, Israel for all purposes in connection with any action or proceeding which arises out of or relates to this Agreement.

15.	ENTIRE AGREEMENT AND TERMINATION.

This Agreement represents the entire agreement between the parties and supersedes any other agreements, contracts or understandings between the parties, whether written or oral, with respect to the subject matter of this Agreement.

16.	NO MODIFICATION AND NO WAIVER.

No supplement, modification or amendment, termination or cancellation of this Agreement shall be binding unless executed in writing by both of the parties hereto. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar) nor shall such waiver constitute a continuing waiver. Any waiver shall be in writing. The Company hereby undertakes not to amend its Articles of Association in a manner which will adversely affect the provisions of this Agreement.

17.	ASSIGNMENTS; NO THIRD PARTY RIGHTS

Neither party hereto may assign any of its rights or obligations hereunder except with the express prior written consent of the other party. Nothing herein shall be deemed to create or imply an obligation for the benefit of a third party. Without limitation of the foregoing, nothing herein shall be deemed to create any right of any insurer that provides directors’ and officers’ liability insurance, to claim, on behalf of Indemnitee, any rights hereunder.

18.	INTERPRETATION; DEFINITIONS.

Unless the context shall otherwise require: words in the singular shall also include the plural, and vice versa; any pronoun shall include the corresponding masculine, feminine and neuter forms; the words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”; the words “herein”, “hereof” and “hereunder” and words of similar import refer to this Agreement in its entirety and not to any part hereof; all references herein to Sections or clauses shall be deemed references to Sections or clauses of this Agreement; any references to any agreement or other instrument or law, statute or regulation are to it as amended, supplemented or restated, from time to time (and, in the case of any law, to any successor provisions or re-enactment or modification thereof being in force at the time); any reference to “law” shall include any supranational, national, federal, state, local, or foreign statute or law and all rules and regulations promulgated thereunder; any reference to a “day” or a number of “days” (without any explicit reference otherwise, such as to business days) shall be interpreted as a reference to a calendar day or number of calendar days; reference to month or year means according to the Gregorian calendar; reference to a “company”, “corporate body” or “entity” shall include a, partnership, firm, company, corporation, limited liability company, association, joint venture, trust, unincorporated organization, estate, or a government municipality or any political, governmental, regulatory or similar agency or body, and reference to a “person” shall mean any of the foregoing or a natural person.

19.	COUNTERPARTS

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and enforceable against the parties actually executing such counterpart, and all of which together shall constitute one and the same instrument; it being understood that parties need not sign the same counterpart. The exchange of an executed Agreement (in counterparts or otherwise) by facsimile or by electronic delivery in pdf format shall be sufficient to bind the parties to the terms and conditions of this Agreement, as an original.

[SIGNATURE PAGE TO FOLLOW]

IN WITNESS WHEREOF, the parties, each acting under due and proper authority, have executed this Indemnification Agreement as of the date first mentioned above, in one or more counterparts.

RADA Electronic Industries Ltd.
By:
Name and title:

Indemnitee:
Name:
Signature:
Address:

EXHIBIT A*

	CATEGORY OF INDEMNIFIABLE EVENT	LIMIT AMOUNT PER EACH SPECIFIC EVENT WITHIN THIS CATEGORY OF EVENTS
1.	Matters, events, occurrences or circumstances in connection or associated with employment relationships with employees or consultants or any employee union or similar or comparable organization.	$5,000,000
2.
Matters, events, occurrences or circumstances in connection or associated with business relations of any kind between the Company and its employees, independent contractors, customers, suppliers, partners, distributors, agents, resellers, representatives, licensors, licensees, service providers and other business associates.

3.	Negotiations, execution, delivery and performance of agreements of any kind or nature and any decisions or deliberations relating to actions or omissions relating to the foregoing, any acts, omissions or circumstances that do or may constitute or are alleged to constitute anti-competitive acts, acts of commercial wrongdoing, or failure to meet any standard of conduct which is or may be applicable to such acts, omissions or circumstances.	$7,500,000
4.
Approval of and recommendation or information provided to shareholders with respect to any and all corporate actions, including the approval of the acts of the Company’s management, their guidance and their supervision, matters relating to the approval of transactions with Office Holders (including, without limitation, all compensation related matters) or shareholders, including controlling persons and claims and allegations of failure to exercise business judgment, reasonable level of proficiency, expertise, care or any other applicable standard, with respect to the foregoing or otherwise with respect to the Company’s business, strategy, operations and prospective outlook, and any discussions, deliberations, reviews or other preparatory or preliminary phases relating to any of the foregoing.

5.
Violation, infringement, misappropriation, dilution and other misuse of copyrights, patents, designs, trade secrets, confidential information, proprietary information and any intellectual property rights, acts in connection with the registration, assertion or protection of rights to intellectual property and the defense of claims related to intellectual property, breach of confidentiality obligations, acts in regard of invasion of privacy including with respect to databases, acts in connection with slander and defamation, and claims in connection with publishing or providing any information, including any filings with any governmental authorities, whether or not required under any applicable laws.
		$7,500,000

6.
Violations of or failure to comply with securities laws, and any regulations or other rules promulgated thereunder, of any jurisdiction, including without limitation, claims under the U.S. Securities Act of 1933 or the U.S. Exchange Act of 1934 or under the Israeli Securities Law, fraudulent disclosure claims, failure to comply with any securities authority or any stock exchange disclosure or other rules and any other claims relating to relationships with investors, debt holders, shareholders, optionholders, holders of any other equity or debt instrument of the Company, and otherwise with the investment community (including without limitation any such claims relating to merger, change in control, issuances of securities, restructuring, spin out, spin off, divestiture, recapitalization or any other transaction relating to the corporate structure or organization of the Company) ; claims relating to or arising out of financing arrangements, any breach of financial covenants or other obligations towards investors, lenders or debt holders, class actions, violations of laws requiring the Company to obtain regulatory and governmental licenses, permits and authorizations in any jurisdiction, including in connection with disclosure, offering or other transaction related documents; actions taken in connection with the issuance, purchase, holding or disposition of any type of securities of Company, including, without limitation, the grant of options, warrants or other rights to purchase any of the same or any offering of the Company’s securities (whether on behalf of the Company or on behalf of any holders of securities of the Company) to private investors, underwriters, resellers or to the public, and listing of such securities, or the offer by the Company to purchase securities from the public or from private investors or other holders, and any undertakings, representations, warranties and other obligations related to any of the foregoing or to the Company’s status as a public company or as an issuer of securities.

		$10,000,000
7.	Liabilities arising in connection with any products or services developed, distributed, rendered, sold, provided, licensed or marketed by the Company or any Affiliate thereof, and any actions or omissions in connection with the distribution, provision, sale, marketing, license or use of such products or services, including without limitation in connection with professional liability and product liability claims.	$7,500,000
8.	The offering of securities by the Company (whether on behalf of itself or on behalf of any holder of securities and any other person) to the public and/or to offerees or the offer by the Company to purchase securities from the public and/or from private investors or other holders pursuant to a prospectus, offering documents, agreements, notices, reports, tenders and/or other processes.	$7,500,000
9.
Events, facts or circumstances in connection with change in ownership or in the structure of the Company, its reorganization, dissolution, winding up, any other arrangements concerning creditors rights, merger, change in control, issuances of securities, restructuring, spin out, spin off, divestiture, recapitalization or any other transaction relating to the corporate structure or organization of the Company, and the approval of failure to approve of any corporate actions and any matters relating to corporate governance, capital structure, articles of association or other charter or governance documents, appointment or dismissal of office holders or compensation thereof and appointment or dismissal of auditors, internal auditor or any other person performing any services for the Company.
		$7,500,000

10.	Any claim or demand made in connection with any transaction not in the ordinary course of business of the Company, as well as the sale, lease, purchase or acquisition of, or the receipt or grant of any rights with respect to, any assets or business.	$7,500,000
11.
Any claim or demand made by any third party suffering any personal injury and/or bodily injury or damage to business or personal property or any other type of damage through any act or omission attributed to the Company, or its employees, agents or other persons acting or allegedly acting on its behalf, including, without limitation, failure to make proper safety arrangements for the Company or its employees and liabilities arising from any accidental or continuous damage or harm to the Company’s employees, its contractors, its guests and visitors as a result of an accidental or continuous event, or employment conditions, permanent or temporary, in the Company’s offices.

$7,500,000
12.
Any claim or demand made directly or indirectly in connection with complete or partial failure, by the Company or its directors, officers and employees, to pay, report, keep applicable records or otherwise, of any local or foreign federal, state, county, municipal or city taxes or other taxes or compulsory payments of any nature whatsoever, including, without limitation, income, sales, use, transfer, excise, value added, registration, severance, stamp, occupation, customs, duties, real property, personal property, capital stock, social security, unemployment, disability, payroll or employee withholding or other withholding, including any interest, penalty or addition thereto, whether disputed or not.

$7,500,000
13.
Any administrative, regulatory, judicial or civil actions orders, decrees, suits, demands, demand letters, directives, claims, liens, investigations, proceedings or notices of noncompliance or violation by any governmental entity or other person alleging potential responsibility or liability (including potential responsibility or liability for costs of enforcement investigation, cleanup, governmental response, removal or remediation, for natural resources damages, property damage, personal injuries or penalties or for contribution,  indemnification, cost recovery, compensation or injunctive relief) arising out of, based on or related to (a) the presence of, release, spill, emission, leaning, dumping, pouring, deposit, disposal, discharge, leaching or migration into the environment (each a “Release”) or threatened Release of, or exposure to, any hazardous, toxic, explosive or radioactive substances, wastes or other pollutants, including petroleum or petroleum distillates, asbestos or asbestos-containing material, polychlorinated biphenyls (“PCBs”) or PCB-containing materials or equipment, radon gas, infectious or medical wastes and all other substances or wastes of any nature regulated pursuant to any environmental law, at any location, whether or not owned, operated, leased or managed by the Company or any of its subsidiaries, or (b) circumstances forming the basis of any violation of any environmental law or environmental permit, license, registration or other authorization required under applicable environmental law.
$7,500,000

14.	Any administrative, regulatory or judicial actions, orders, decrees, suits, demands, demand letters, directives, claims, liens, investigations, proceedings or notices of noncompliance or violation by any governmental or regulatory entity or authority or any other person alleging the failure to comply with any statute, law, ordinance, rule, regulation, order or decree of any governmental entity applicable to the Company or any of its businesses, assets or operations, or the terms and conditions of any operating certificate or licensing agreement.	$7,500,000
15.	Participation and/or non-participation at Company Board meetings, expression of opinion or view and/or voting and/or abstention from voting at Company Board meetings, including, in each case, any committee thereof, as well as expression of opinion publicly in connection with the service as an Office Holder.	$7,500,000
16.	Review and approval of the Company’s financial statements and any specific items or matters within, including any action, consent or approval related to or arising from the foregoing, including, without limitations, engagement of or execution of certificates for the benefit of third parties related to the financial statements.	$7,500,000
17.	Violation of laws, rules or regulations requiring the Company to obtain regulatory and governmental licenses, permits and authorizations (including without limitation relating to export, import, encryption, antitrust or competition authorities) or laws related to any governmental grants in any jurisdiction.	$7,500,000
18.	Resolutions and/or actions relating to investments in the Company and/or its subsidiaries and/or affiliated companies and/or investment in corporate or other entities and/or investments in other traded or non-traded securities and/or any other form of investment.	$7,500,000
19.	Liabilities arising out of advertising, including misrepresentations regarding the Company's products or services and unlawful distribution of emails.	$7,500,000
20.	Management of the Company’s bank accounts, including money management, foreign currency deposits, securities, loans and credit facilities, credit cards, bank guarantees, letters of credit, consultation agreements concerning investments including with portfolio managers, hedging transactions, options, futures, and the like.	$7,500,000
21.	All actions, consents and approvals, including any prior discussions, reviews and deliberations, relating to a distribution of dividends, in cash or otherwise, or to any other "distribution" as such term is defined under the Companies Law.	$7,500,000

22.
Any administrative, regulatory, judicial, civil or criminal, actions orders, decrees, suits, demands, demand letters, directives, claims, liens, investigations, proceedings or notices of noncompliance, violation or breaches alleging potential responsibility, liability, loss or damage (including potential responsibility or liability for costs of enforcement, investigation, cleanup, governmental response, removal or remediation, property damage or penalties, or for contribution,  indemnification, cost recovery, compensation or injunctive relief), whether alleged or claimed by customers, consumers, regulators, shareholders or others, arising out of, based on or related to: (a) cyber security, cyber attacks, data loss or breaches, unauthorized access to databases and use or disclosure of information contained therein, not preventing or detecting the breach or failing to otherwise disclose or respond to the breach; (b) circumstances forming the basis of any violation of any law, permit, license, registration or other authorization required under applicable law governing data security, data protection, network security, information systems, privacy or any cyber environment (including, users, networks, devices, software, processes, information systems, databases, information in storage or transit, applications, services, and systems that can be connected directly or indirectly to networks); (c) failure to implement a reporting system or control, or failure to monitor or oversee the operation of such a system; (d) data destruction, extortion, theft, hacking, and denial of service attacks; losses or liabilities to others caused by errors and omissions, failure to safeguard data or defamation; or (e) security-audit, post-incident public relations and investigative expenses, criminal reward funds, data breach/privacy crisis management (including, management of an incident, investigation, remediation, data subject notification, call management, credit checking for data subjects, legal costs, court attendance and regulatory fines), extortion liability (including, losses due to a threat of extortion, professional fees related to dealing with the extortion), or network security liability (including, losses as a result of denial of access, costs related to data on third-parties and costs related to the theft of data on third-party systems).
$7,500,000

*	Any reference in this Exhibit A to the Company shall include the Company and any entity in which the Indemnitee serves in a Corporate Capacity.